                                                                               .
                                                                               .
                                                                               .
                                                                    Exhibit 99.2

                                                            (DEUTSCHE BANK LOGO)

4Q2004

FINANCIAL DATA SUPPLEMENT

DEUTSCHE BANK CONSOLIDATED                                                  Page
Financial Summary                                                              2
Consolidated Statement of Income                                               3
Reconciliation of Reported to Underlying Results                               4
Reconciliation of Group Reported to Underlying Ratios                          5
Net Revenues                                                                   6
Net Interest and Trading Revenues                                              7

SEGMENT DETAIL
Corporate and Investment Bank                                                  8
  Corporate Banking & Securities                                               9
  Global Transaction Banking                                                  10
Private Clients and Asset Management                                          11
  Asset and Wealth Management                                                 12
  Private & Business Clients                                                  13
Corporate Investments                                                         14
Consolidation & Adjustments                                                   15

RISK AND CAPITAL
Credit Risk                                                                   16
Regulatory Capital and Market Risk                                            17

DEFINITIONS OF CERTAIN FINANCIAL MEASURES                                     18


As of 3 February 2005

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2004.

                                                            (DEUTSCHE BANK LOGO)

FINANCIAL SUMMARY

                                                               1Q         2Q        3Q        4Q        1Q        2Q        3Q
                                                              2003       2003      2003      2003      2004      2004      2004
                                                              ----       ----      ----      ----      ----      ----      ----
Share price at period end                                   E 38.50    E 56.48   E 52.25   E 65.70   E 67.65   E 64.58   E 57.87
Share price high                                            E 47.90    E 60.10   E 59.95   E 66.04   E 77.77   E 73.08   E 65.35
Share price low                                             E 32.97    E 37.20   E 51.20   E 51.55   E 62.20   E 63.02   E 52.37

Basic earnings per share                                    E (0.37)    E 0.97    E 1.08    E 0.83    E 1.81    E 1.31    E 1.42
Diluted earnings per share(1)                               E (0.37)    E 0.93    E 1.00    E 0.78    E 1.67    E 1.16    E 1.28
Basic shares outstanding (average), in m                        587        588       536       528       521       501       480
Diluted shares outstanding (average), in m                      587        615       556       561       563       540       512

Return on average shareholders' equity (post-tax)              (2.9)%      7.7%      8.1%      6.4%     13.2%      9.3%     10.2%
Adjusted return on average active equity (post-tax)(2)         (2.6)%      8.3%      7.6%      8.4%     15.1%     11.7%     11.1%
Pre-tax return on average shareholders' equity                  3.1%      14.6%     10.6%      9.9%     22.0%     16.4%     15.2%
Pre-tax return on average active equity                         3.2%      15.3%     11.3%     10.8%     24.4%     18.2%     16.4%
Cost/income ratio(3)                                           87.7%      75.8%     82.0%     82.8%     72.6%     75.6%     78.5%

Total revenues, in EUR m                                      4,994      5,905     5,161     5,208     6,154     5,395     5,056
Provision for loan losses(4), in EUR m                          380        340       174       219       123       155        83
Total noninterest expenses, in EUR m                          4,380      4,474     4,232     4,313     4,470     4,079     3,967

Income before income tax expense and cumulative effect of
accounting changes and reversal of 1999/2000 credits for        234      1,091       755       676     1,561     1,161     1,006
tax rate changes, in EUR m

Net income (loss) before reversal of 1999/2000 credits for
tax rate changes, in EUR m                                     (189)       588       654       527       964       749       683

Net income (loss), in EUR m                                    (219)       572       576       436       941       656       680

Underlying revenues, in EUR m                                 5,570      6,041     5,095     5,186     5,921     5,333     4,904
Provision for credit losses(5), in EUR m                        350        333       191       189       141        83        58
Operating cost base, in EUR m                                 4,277      4,459     4,175     4,346     4,400     4,124     3,957
Underlying pre-tax profit, in EUR m                             950      1,237       726       662     1,377     1,128       884
Underlying pre-tax return on average active equity             12.9%      17.4%     10.9%     10.6%     21.5%     17.7%     14.4%
Underlying cost/income ratio                                   76.8%      73.8%     81.9%     83.8%     74.3%     77.3%     80.7%

Total assets(6), in EUR bn                                      802        851       864       804       878       849       845
Loans, net(6), in EUR bn                                        168        161       162       145       146       142       137
Shareholders' equity(6), in EUR bn                             29.4       29.9      27.4      28.2      28.6      27.2      26.3

BIS core capital ratio (Tier I)(6)                              9.6%      10.0%      9.5%     10.0%     10.1%      9.4%      9.2%

Branches(6)                                                   1,634      1,634     1,627     1,576     1,553     1,555     1,557
  thereof: in Germany                                           894        895       890       845       828       828       829

Employees (full-time equivalent)(6)                          70,882     69,308    68,481    67,682    66,877    65,746    65,374
  thereof: in Germany(7)                                     31,867     31,132    30,630    29,878    29,168    28,073    27,330

Long-term rating(6)
  Moody's Investors Service, New York                           Aa3        Aa3       Aa3       Aa3       Aa3       Aa3       Aa3
  Standard & Poor's, New York                                   AA-        AA-       AA-       AA-       AA-       AA-       AA-
  Fitch Ratings, New York                                       AA-        AA-       AA-       AA-       AA-       AA-       AA-

                                                                        4Q2004     4Q2004                                  FY2004
                                                               4Q         VS.        VS.        FY        FY        FY       VS.
                                                              2004      4Q2003     3Q2004      2002      2003      2004    FY 2003
                                                              ----      ------     ------      ----      ----      ----    -------
Share price at period end                                   E 65.32       (1)%       13%     E 43.90   E 65.70   E 65.32      (1)%
Share price high                                            E 66.33        0%         1%     E 82.65   E 66.04   E 77.77      18%
Share price low                                             E 56.96       10%         9%     E 35.60   E 32.97   E 52.37      59%

Basic earnings per share                                     E 0.57      (31)%      (60)%     E 0.64    E 2.44    E 5.17     112%
Diluted earnings per share(1)                                E 0.52      (34)%      (60)%     E 0.63    E 2.31    E 4.67     102%
Basic shares outstanding (average), in m                        470      (11)%       (2)%        616       559       493     (12)%
Diluted shares outstanding (average), in m                      507      (10)%       (1)%        626       590       532     (10)%

Return on average shareholders' equity (post-tax)               4.2%    (2.2)ppt   (6.0)ppt      1.1%      4.7%      9.4%    4.7 ppt
Adjusted return on average active equity (post-tax)(2)          4.6%    (3.8)ppt   (6.5)ppt     10.2%      5.2%     10.8%    5.6 ppt
Pre-tax return on average shareholders' equity                  6.6%    (3.3)ppt   (8.6)ppt      9.6%      9.5%     15.2%    5.7 ppt
Pre-tax return on average active equity                         7.1%    (3.7)ppt   (9.3)ppt     11.4%     10.1%     16.7%    6.6 ppt
Cost/income ratio(3)                                           91.9%     9.1 ppt   13.4 ppt     78.8%     81.8%     79.4%   (2.4)ppt

Total revenues, in EUR m                                      5,313        2%         5%      26,547    21,268    21,918       3%
Provision for loan losses(4), in EUR m                           11      (95)%      (87)%      2,091     1,113       372     (67)%
Total noninterest expenses, in EUR m                          4,884       13%        23%      20,907    17,399    17,400       0%

Income before income tax expense and cumulative effect of
accounting changes and reversal of 1999/2000 credits for        418      (38)%      (58)%      3,549     2,756     4,146      50%
tax rate changes, in EUR m

Net income (loss) before reversal of 1999/2000 credits for
tax rate changes, in EUR m                                      269      (49)%      (61)%      3,214     1,580     2,666      69%

Net income (loss), in EUR m                                     269      (38)%      (60)%        397     1,365     2,546      87%

Underlying revenues, in EUR m                                 5,197        0%         6%      22,755    21,892    21,355      (2)%
Provision for credit losses(5), in EUR m                         24      (87)%      (58)%      1,908     1,063       307     (71)%
Operating cost base, in EUR m                                 4,419        2%        12%      19,442    17,257    16,900      (2)%
Underlying pre-tax profit, in EUR m                             755       14%       (15)%      1,360     3,575     4,145      16%
Underlying pre-tax return on average active equity             12.9%     2.3 ppt   (1.5)ppt      4.4%     13.1%     16.7%    3.6 ppt
Underlying cost/income ratio                                   85.0%     1.2 ppt    4.3 ppt     85.4%     78.8%     79.1%    0.3 ppt

Total assets(6), in EUR bn                                      840        5%        (1)%        758       804       840       5%
Loans, net(6), in EUR bn                                        136       (6)%       (1)%        167       145       136      (6)%
Shareholders' equity(6), in EUR bn                             26.0       (8)%       (1)%       30.0      28.2      26.0      (8)%

BIS core capital ratio (Tier I)(6)                              8.7%    (1.3)ppt   (0.5)ppt      9.6%     10.0%      8.7%   (1.3)ppt

Branches(6)                                                   1,559       (1)%        0%       1,711     1,576     1,559      (1)%
  thereof: in Germany                                           831       (2)%        0%         936       845       831      (2)%

Employees (full-time equivalent)(6)                          65,417       (3)%        0%      77,442    67,682    65,417      (3)%
  thereof: in Germany(7)                                     27,093       (9)%       (1)%     33,844    29,878    27,093      (9)%

Long-term rating(6)
  Moody's Investors Service, New York                           AA3                              Aa3       Aa3       AA3
  Standard & Poor's, New York                                   AA-                              AA-       AA-       AA-
  Fitch Ratings, New York                                       AA-                              AA-       AA-       AA-



   1  Including effect of dilutive derivatives, net of tax.

   2 The reconciliation of average active equity and adjusted net income (loss) is provided on page 5 of this document.

   3 Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

   4 FY 2002 includes EUR 200 m provision due to change in measurement of other inherent loss allowance.

   5 FY 2002 excludes EUR 200 m provision due to change in measurement of other inherent loss allowance.

   6  At period end.

   7 Numbers prior 2004 are restated for revised assignment of representation offices employees.

Source for share price information: Thomson Financial, based on XETRA; high and low based on intraday prices.

                                                            (DEUTSCHE BANK LOGO)

CONSOLIDATED STATEMENT OF INCOME
(In EUR m.)


                                                                               1Q      2Q      3Q      4Q      1Q     2Q      3Q
                                                                              2003    2003    2003    2003    2004   2004    2004
                                                                              ----    ----    ----    ----    ----   ----    ----
NET INTEREST REVENUES                                                        1,306   1,672   1,612   1,257   1,394  1,459   1,158
Provision for loan losses                                                      380     340     174     219     123    155      83
                                                                             -----   -----   -----   -----   -----  -----   -----
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                          926   1,332   1,438   1,038   1,271  1,304   1,075
                                                                             -----   -----   -----   -----   -----  -----   -----
  Commissions and fees from fiduciary activities                               830     772     801     870     798    771     773
  Commissions, broker's fees, markups on securities underwriting and other
  securities activities                                                        855     896     921     892     983    994     851
  Fees for other customer services                                             627     620     657     591     622    603     665
  Insurance premiums                                                            29      25      29      29      31     29      21
  Trading revenues, net                                                      1,784   1,529     940   1,358   2,035  1,416   1,273
  Net gains (losses) on securities available for sale                         (396)    202      69     145      65    153      39
  Net income (loss) from equity method investments                            (646)    (62)    139     147     163     37      54
  Other revenues                                                               605     251      (7)    (81)     63    (67)    222
                                                                             -----   -----   -----   -----   -----  -----   -----
TOTAL NONINTEREST REVENUES                                                   3,688   4,233   3,549   3,951   4,760  3,936   3,898
                                                                             -----   -----   -----   -----   -----  -----   -----
  Compensation and benefits                                                  2,582   2,801   2,584   2,528   2,816  2,489   2,327
  Net occupancy expense of premises                                            366     296     286     303     305    314     286
  Furniture and equipment                                                       42      44      48      59      45     47      43
  IT costs                                                                     473     465     457     518     450    428     396
  Agency and other professional service fees                                   184     195     196     261     170    203     196
  Communication and data services                                              169     160     151     146     156    156     142
  Policyholder benefits and claims                                              28      37      37       8      50     29      31
  Other expenses                                                               424     503     473     490     478    413     546
  Goodwill impairment / impairment of intangibles                              114      --      --      --      --     --      --
  Restructuring activities                                                      (2)    (27)     --      --      --     --      --
                                                                             -----   -----   -----   -----   -----  -----   -----
TOTAL NONINTEREST EXPENSES                                                   4,380   4,474   4,232   4,313   4,470  4,079   3,967
                                                                             -----   -----   -----   -----   -----  -----   -----

INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF ACCOUNTING
CHANGES AND REVERSAL OF 1999/2000 CREDITS FOR TAX RATE CHANGES                 234   1,091     755     676   1,561  1,161   1,006
                                                                             -----   -----   -----   -----   -----  -----   -----
  Income tax expense                                                           423     503     252     149     597    412     323
                                                                             -----   -----   -----   -----   -----  -----   -----

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES AND REVERSAL
OF 1999/2000 CREDITS FOR TAX RATE CHANGES                                     (189)    588     503     527     964    749     683
                                                                             -----   -----   -----   -----   -----  -----   -----
  Cumulative effect of accounting changes, net of tax                           --      --     151      --      --     --      --
                                                                             -----   -----   -----   -----   -----  -----   -----
NET INCOME (LOSS) BEFORE REVERSAL OF 1999/2000 CREDITS FOR TAX RATE
  CHANGES                                                                     (189)    588     654     527     964    749     683
                                                                             -----   -----   -----   -----   -----  -----   -----
  Reversal of 1999/2000 credits for tax rate changes                            30      16      78      91      23     93       3
                                                                             -----   -----   -----   -----   -----  -----   -----
NET INCOME (LOSS)                                                             (219)    572     576     436     941    656     680
                                                                             -----   -----   -----   -----   -----  -----   -----

                                                                                    4Q2004  4Q2004                            FY2004
                                                                              4Q      VS.     VS.      FY       FY       FY     VS.
                                                                             2004   4Q2003  3Q2004    2002     2003     2004  FY2003
                                                                             ----   ------  ------    ----     ----     ----  ------
NET INTEREST REVENUES                                                       1,171     (7)%     1%    7,186    5,847    5,182   (11)%
Provision for loan losses                                                      11    (95)%   (87)%   2,091    1,113      372   (67)%
                                                                            -----                   ------   ------   ------
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                       1,160     12%      8%    5,095    4,734    4,810     2%
                                                                            -----                   ------   ------   ------
  Commissions and fees from fiduciary activities                              868     (0)%    12%    3,926    3,273    3,211    (2)%
  Commissions, broker's fees, markups on securities underwriting and other
  securities activities                                                       883     (1)%     4%    4,319    3,564    3,711     4%
  Fees for other customer services                                            694     17%      4%    2,589    2,495    2,584     4%
  Insurance premiums                                                           43     48%    105%      744      112      123    10%
  Trading revenues, net                                                     1,462      8%     15%    4,024    5,611    6,186    10%
  Net gains (losses) on securities available for sale                         (23)   N/M     N/M     3,523       20      235   N/M
  Net income (loss) from equity method investments                            135     (8)%   150%     (887)    (422)     388   N/M
  Other revenues                                                               80    N/M     (64)%   1,123      768      298   (61)%
                                                                            -----                   ------   ------   ------
TOTAL NONINTEREST REVENUES                                                  4,142      5%      6%   19,361   15,421   16,736     9%
                                                                            -----                   ------   ------   ------
  Compensation and benefits                                                 2,590      2%     11%   11,358   10,495   10,222    (3)%
  Net occupancy expense of premises                                           352     16%     23%    1,291    1,251    1,258     1%
  Furniture and equipment                                                      43    (27)%     0%      230      193      178    (8)%
  IT costs                                                                    452    (13)%    14%    2,188    1,913    1,726   (10)%
  Agency and other professional service fees                                  255     (2)%    30%    1,001      836      824    (1)%
  Communication and data services                                             145     (1)%     2%      792      626      599    (4)%
  Policyholder benefits and claims                                             34    N/M      11%      759      110      143    30%
  Other expenses                                                              594     21%      9%    2,643    1,890    2,031     7%
  Goodwill impairment / impairment of intangibles                              19    N/M     N/M        62      114       19   (83)%
  Restructuring activities                                                    400    N/M     N/M       583      (29)     400   N/M
                                                                            -----                   ------   ------   ------
TOTAL NONINTEREST EXPENSES                                                  4,884     13%     23%   20,907   17,399   17,400     0%
                                                                            -----    ----    ---    ------   ------   ------

INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF ACCOUNTING
CHANGES AND REVERSAL OF 1999/2000 CREDITS FOR TAX RATE CHANGES                418    (38)%   (58)%   3,549    2,756    4,146    50%
                                                                             ----    ----    ----    -----    -----    -----   ----
  Income tax expense                                                          149      0%    (54)%     372    1,327    1,480    12%
                                                                             ----    ----    ----    -----    -----    -----   ----
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES AND REVERSAL
OF 1999/2000 CREDITS FOR TAX RATE CHANGES                                     269    (49)%   (61)%   3,177    1,429    2,666    87%
                                                                             ----    ----    ----    -----    -----    -----   ----
  Cumulative effect of accounting changes, net of tax                          --    N/M     N/M        37      151       --   N/M
                                                                             ----    ----    ----    -----    -----    -----   ----
NET INCOME (LOSS) BEFORE REVERSAL OF 1999/2000 CREDITS FOR TAX RATE
  CHANGES                                                                     269    (49)%   (61)%   3,214    1,580    2,666    69%
                                                                             ----    ----    ----    -----    -----    -----   ----
  Reversal of 1999/2000 credits for tax rate changes                           --    N/M     N/M     2,817      215      120   (44)%
                                                                             ----    ----    ----    -----    -----    -----   ----
NET INCOME (LOSS)                                                             269    (38)%   (60)%     397    1,365    2,546    87%
                                                                             ----    ----    ----    -----    -----    -----   ----

                                                            (DEUTSCHE BANK LOGO)
RECONCILIATION OF REPORTED TO UNDERLYING RESULTS
(In EUR m.)

                                                          1Q       2Q       3Q       4Q       1Q       2Q       3Q       4Q
                                                         2003     2003     2003     2003     2004     2004     2004     2004
                                                        ------   ------   ------   ------   ------   ------   ------   ------
REPORTED NET REVENUES(1)                                 4,994    5,905    5,161    5,208    6,154    5,395    5,056    5,313
                                                        ------   ------   ------   ------   ------   ------   ------   ------
ADD (DEDUCT)
Net (gains) losses on securities available for sale /
 industrial holdings including hedging                     392      (45)     (33)    (130)     (50)    (100)     (26)      (0)
Significant equity pick-ups / net (gains) losses from
 investments(2)                                            715      169       38       16      (89)      57      (24)     (92)
Net (gains) losses from businesses sold/held for sale     (503)      49      (34)      (6)     (45)      10      (21)     (21)
Net (gains) losses on the sale of premises                  --       --       --      107       --       --      (51)      31
Policyholder benefits and claims(3)                        (28)     (37)     (37)      (8)     (50)     (29)     (31)     (34)
                                                        ------   ------   ------   ------   ------   ------   ------   ------
UNDERLYING REVENUES                                      5,570    6,041    5,095    5,186    5,921    5,333    4,904    5,197
                                                        ------   ------   ------   ------   ------   ------   ------   ------
REPORTED PROVISION FOR LOAN LOSSES                         380      340      174      219      123      155       83       11
                                                        ------   ------   ------   ------   ------   ------   ------   ------
Provision for off-balance sheet positions(4)               (30)      (7)      17      (30)      18      (72)     (24)      13
                                                        ------   ------   ------   ------   ------   ------   ------   ------
PROVISION FOR CREDIT LOSSES(5)                             350      333      191      189      141       83       58       24
                                                        ------   ------   ------   ------   ------   ------   ------   ------
Change in measurement of other inherent loss allowance      --       --       --       --       --       --       --       --
                                                        ------   ------   ------   ------   ------   ------   ------   ------
TOTAL PROVISION FOR CREDIT LOSSES(6)                       350      333      191      189      141       83       58       24
                                                        ------   ------   ------   ------   ------   ------   ------   ------
REPORTED NONINTEREST EXPENSES                            4,380    4,474    4,232    4,313    4,470    4,079    3,967    4,884
                                                        ------   ------   ------   ------   ------   ------   ------   ------
ADD (DEDUCT)
Restructuring activities                                     2       27       --       --       --       --       --     (400)
Goodwill impairment / impairment of intangibles           (114)      --       --       --       --       --       --      (19)
Goodwill amortization                                       --       --       --       --       --       --       --       --
Minority interest                                            7      (12)      (3)      11       (2)       2       (4)       1
Policyholder benefits and claims(3)                        (28)     (37)     (37)      (8)     (50)     (29)     (31)     (34)
Provision for off-balance sheet positions(4)                30        7      (17)      30      (18)      72       24      (13)
                                                        ------   ------   ------   ------   ------   ------   ------   ------
OPERATING COST BASE                                      4,277    4,459    4,175    4,346    4,400    4,124    3,957    4,419
                                                        ------   ------   ------   ------   ------   ------   ------   ------
Therein: severance payments                                116      203      172      211       69       54       66       92

REPORTED INCOME BEFORE INCOME TAXES(7)                     234    1,091      755      676    1,561    1,161    1,006      418
                                                        ------   ------   ------   ------   ------   ------   ------   ------
ADD (DEDUCT)
Net (gains) losses on securities available for             392      (45)     (33)    (130)     (50)    (100)     (26)      (0)
sale/industrial holdings including hedging
Significant equity pick-ups / net (gains) losses from
  investments(2)                                           715      169       38       16      (89)      57      (24)     (92)
Net (gains) losses from businesses sold/held for sale     (503)      49      (34)      (6)     (45)      10      (21)     (21)
Net (gains) losses on the sale of premises                  --       --       --      107       --       --      (51)      31
Restructuring activities                                    (2)     (27)      --       --       --       --       --      400
Goodwill impairment / impairment of intangibles            114       --       --       --       --       --       --       19
Goodwill amortization                                       --       --       --       --       --       --       --       --
Change in measurement of other inherent loss allowance      --       --       --       --       --       --       --       --
                                                        ------   ------   ------   ------   ------   ------   ------   ------
UNDERLYING PRE-TAX PROFIT                                  950    1,237      726      662    1,377    1,128      884      755
                                                        ------   ------   ------   ------   ------   ------   ------   ------

                                                        4Q2004 VS.  4Q2004 VS.    FY        FY        FY        FY      FY2004 VS.
                                                         4Q2003       3Q2004     2001      2002      2003      2004       FY2003
                                                        ----------  ----------  -------   -------   -------   -------   ----------
REPORTED NET REVENUES(1)                                     2%          5%      29,541    26,547    21,268    21,918        3%
                                                          ------      ------    -------   -------   -------   -------     ------
ADD (DEDUCT)
Net (gains) losses on securities available for sale /
 industrial holdings including hedging                      (100)%      (100)%   (2,259)   (3,659)      184      (176)       N/M
Significant equity pick-ups / net (gains) losses from
 investments(2)                                              N/M         N/M      1,292     1,197       938      (148)       N/M
Net (gains) losses from businesses sold/held for sale        N/M         1%        (100)     (571)     (494)      (76)       (85)%
Net (gains) losses on the sale of premises                   (71)%       N/M       (233)       --       107       (20)       N/M
Policyholder benefits and claims(3)                          N/M        11%      (3,002)     (759)     (110)     (143)      30%
                                                          ------      ------    -------   -------   -------   -------     ------
UNDERLYING REVENUES                                          0%          6%      25,239    22,755    21,892    21,355         (2)%
                                                          ------      ------    -------   -------   -------   -------     ------
REPORTED PROVISION FOR LOAN LOSSES                           (95)%       (87)%    1,024     2,091     1,113       372        (67)%
                                                          ------      ------    -------   -------   -------   -------     ------
Provision for off-balance sheet positions(4)                 N/M         N/M        (30)       17       (50)      (65)      31%
                                                          ------      ------    -------   -------   -------   -------     ------
PROVISION FOR CREDIT LOSSES(5)                               (87)%       (58)%      994     2,108     1,063       307        (71)%
                                                          ------      ------    -------   -------   -------   -------     ------
Change in measurement of other inherent loss allowance       N/M         N/M         --      (200)       --        --        N/M
                                                          ------      ------    -------   -------   -------   -------     ------
TOTAL PROVISION FOR CREDIT LOSSES(6)                         (87)%       (58)%      994     1,908     1,063       307        (71)%
                                                          ------      ------    -------   -------   -------   -------     ------
REPORTED NONINTEREST EXPENSES                               13%         23%      26,714    20,907    17,399    17,400        0%
                                                          ------      ------    -------   -------   -------   -------     ------
ADD (DEDUCT)
Restructuring activities                                     N/M         N/M       (294)     (583)       29      (400)       N/M
Goodwill impairment / impairment of intangibles              N/M         N/M         --       (62)     (114)      (19)       (83)%
Goodwill amortization                                        N/M         N/M       (871)       --        --        --        N/M
Minority interest                                            (90)%       N/M        (85)      (45)        3        (3)       N/M
Policyholder benefits and claims(3)                          N/M        11%      (3,002)     (759)     (110)     (143)      30%
Provision for off-balance sheet positions(4)                 N/M         N/M         30       (17)       50        65       31%
                                                          ------      ------    -------   -------   -------   -------     ------
OPERATING COST BASE                                          2%         12%      22,491    19,442    17,257    16,900         (2)%
                                                          ------      ------    -------   -------   -------   -------     ------
Therein: severance payments                                  (56)%      40%         464       471       702       282        (60)%

REPORTED INCOME BEFORE INCOME TAXES(7)                       (38)%       (58)%    1,803     3,549     2,756     4,146       50%
                                                          ------      ------    -------   -------   -------   -------     ------
ADD (DEDUCT)
Net (gains) losses on securities available for              (100)%      (100)%   (2,259)   (3,659)      184      (176)       N/M
sale/industrial holdings including hedging
Significant equity pick-ups / net (gains) losses from
  investments(2)                                             N/M         N/M      1,292     1,197       938      (148)       N/M
Net (gains) losses from businesses sold/held for sale        N/M         1%        (100)     (571)     (494)      (76)       (85)%
Net (gains) losses on the sale of premises                   (71)%       N/M       (233)       --       107       (20)       N/M
Restructuring activities                                     N/M         N/M        294       583       (29)      400        N/M
Goodwill impairment / impairment of intangibles              N/M         N/M         --        62       114        19        (83)%
Goodwill amortization                                        N/M         N/M        871        --        --        --        N/M
Change in measurement of other inherent loss allowance       N/M         N/M         --       200        --        --        N/M
                                                          ------      ------    -------   -------   -------   -------     ------
UNDERLYING PRE-TAX PROFIT                                   14%          (15)%    1,669     1,360     3,575     4,145       16%
                                                          ------      ------    -------   -------   -------   -------     ------

1 Net interest revenues before provision for loan losses and total noninterest revenues.

2 Includes net gains/losses from significant equity method investments and other significant investments.

3 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

4 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

5 FY 2002 includes EUR 200 m provisions due to change in measurement of other inherent loss allowance.

6 FY 2002 excludes EUR 200 m provisions due to change in measurement of other inherent loss allowance.

7 Income before income tax expense and cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes.

                                                            (DEUTSCHE BANK LOGO)
RECONCILIATION OF REPORTED TO UNDERLYING RATIOS
(In EUR m.)

                                                                  1Q           2Q           3Q           4Q           1Q
                                                                 2003         2003         2003         2003         2004
                                                              ----------   ----------   ----------   ----------   ----------
RECONCILIATION OF COST RATIOS
REPORTED NONINTEREST EXPENSES                                      4,380        4,474        4,232        4,313        4,470
                                                              ----------   ----------   ----------   ----------   ----------
DEDUCT
Compensation and benefits                                          2,582        2,801        2,584        2,528        2,816
                                                              ----------   ----------   ----------   ----------   ----------
NON-COMPENSATION NONINTEREST EXPENSES                              1,798        1,673        1,648        1,785        1,654
                                                              ----------   ----------   ----------   ----------   ----------
ADD (DEDUCT)
Restructuring activities                                               2           27           --           --           --
Goodwill impairment / impairment of intangibles                     (114)          --           --           --           --
Goodwill amortization                                                 --           --           --           --           --
Minority interest                                                      7          (12)          (3)          11           (2)
Policyholder benefits and claims                                     (28)         (37)         (37)          (8)         (50)
Provision for off-balance sheet positions                             30            7          (17)          30          (18)
                                                              ----------   ----------   ----------   ----------   ----------
NON-COMPENSATION OPERATING COST BASE                               1,695        1,658        1,591        1,818        1,585
                                                              ----------   ----------   ----------   ----------   ----------
Cost/income ratio                                                   87.7%        75.8%        82.0%        82.8%        72.6%
Underlying cost/income ratio                                        76.8%        73.8%        81.9%        83.8%        74.3%
Compensation ratio                                                  51.7%        47.4%        50.1%        48.5%        45.8%
Underlying compensation ratio                                       46.4%        46.4%        50.7%        48.7%        47.6%
Non-compensation ratio                                              36.0%        28.3%        31.9%        34.3%        26.9%
Underlying non-compensation ratio                                   30.4%        27.4%        31.2%        35.1%        26.8%

RECONCILIATION OF PROFITABILITY RATIOS
NET INCOME (LOSS)                                                   (219)         572          576          436          941
                                                              ----------   ----------   ----------   ----------   ----------
ADD (DEDUCT)
Reversal of 1999/2000 credits for tax rate changes                    30           16           78           91           23
Cumulative effect of accounting changes, net of tax                   --           --         (151)          --           --
                                                              ----------   ----------   ----------   ----------   ----------
ADJUSTED NET INCOME (LOSS)                                          (189)         588          503          527          964
                                                              ----------   ----------   ----------   ----------   ----------
AVERAGE TOTAL SHAREHOLDERS' EQUITY                                30,259       29,841       28,424       27,234       28,422
                                                              ----------   ----------   ----------   ----------   ----------
ADD (DEDUCT)
Average unrealized net gains on securities available for
 sale, net of tax and average deferred taxes relating to              (5)        (259)      (1,407)      (1,566)      (1,885)
 1999 and 2000 tax rate changes in Germany
Average dividends                                                   (875)      (1,118)        (372)        (658)        (946)
                                                              ----------   ----------   ----------   ----------   ----------
AVERAGE ACTIVE EQUITY                                             29,379       28,464       26,646       25,010       25,591
                                                              ----------   ----------   ----------   ----------   ----------
Return on average shareholders' equity (post-tax)                   (2.9)%        7.7%         8.1%         6.4%        13.2%
Adjusted return on average active equity (post-tax)                 (2.6)%        8.3%         7.6%         8.4%        15.1%

Pre-tax return on average shareholders' equity                       3.1%        14.6%        10.6%         9.9%        22.0%
Pre-tax return on average active equity                              3.2%        15.3%        11.3%        10.8%        24.4%
Underlying pre-tax return on average active equity                  12.9%        17.4%        10.9%        10.6%        21.5%

Equity turnover (based on average shareholders' equity)             66.0%        79.2%        72.6%        76.5%        86.6%
Equity turnover (based on average active equity)                    68.0%        83.0%        77.5%        83.3%        96.2%
Underlying equity turnover (based on average active equity)         75.8%        84.9%        76.5%        82.9%        92.5%
Profit margin                                                        4.7%        18.5%        14.6%        13.0%        25.4%
Underlying profit margin                                            17.1%        20.5%        14.3%        12.8%        23.3%

                                                                  2Q           3Q           4Q       4Q2004 VS.    4Q2004 VS.
                                                                 2004         2004         2004        4Q2003        3Q2004
                                                              ----------   ----------   ----------   ----------    ----------
RECONCILIATION OF COST RATIOS
REPORTED NONINTEREST EXPENSES                                      4,079        3,967        4,884           13%           23%
                                                              ----------   ----------   ----------   ----------    ----------
DEDUCT
Compensation and benefits                                          2,489        2,327        2,590            2%           11%
                                                              ----------   ----------   ----------   ----------    ----------
NON-COMPENSATION NONINTEREST EXPENSES                              1,590        1,640        2,294           29%           40%
                                                              ----------   ----------   ----------   ----------    ----------
ADD (DEDUCT)
Restructuring activities                                              --           --         (400)         N/M           N/M
Goodwill impairment / impairment of intangibles                       --           --          (19)         N/M           N/M
Goodwill amortization                                                 --           --           --          N/M           N/M
Minority interest                                                      2           (4)           1          (90)%         N/M
Policyholder benefits and claims                                     (29)         (31)         (34)         N/M            11%
Provision for off-balance sheet positions                             72           24          (13)         N/M           N/M
                                                              ----------   ----------   ----------   ----------    ----------
NON-COMPENSATION OPERATING COST BASE                               1,635        1,630        1,829            1%           12%
                                                              ----------   ----------   ----------   ----------    ----------
Cost/income ratio                                                   75.6%        78.5%        91.9%     9.1 ppt      13.4 ppt
Underlying cost/income ratio                                        77.3%        80.7%        85.0%     1.2 ppt       4.3 ppt
Compensation ratio                                                  46.1%        46.0%        48.7%     0.2 ppt       2.7 ppt
Underlying compensation ratio                                       46.7%        47.5%        49.8%     1.1 ppt       2.3 ppt
Non-compensation ratio                                              29.5%        32.4%        43.2%     8.9 ppt      10.8 ppt
Underlying non-compensation ratio                                   30.7%        33.2%        35.2%     0.1 ppt       2.0 ppt

RECONCILIATION OF PROFITABILITY RATIOS
NET INCOME (LOSS)                                                    656          680          269          (38)%         (60)%
                                                              ----------   ----------   ----------   ----------   ----------
ADD (DEDUCT)
Reversal of 1999/2000 credits for tax rate changes                    93            3           --          N/M           N/M
Cumulative effect of accounting changes, net of tax                   --           --           --          N/M           N/M
                                                              ----------   ----------   ----------   ----------    ----------
ADJUSTED NET INCOME (LOSS)                                           749          683          269          (49)%         (61)%
                                                              ----------   ----------   ----------   ----------    ----------
AVERAGE TOTAL SHAREHOLDERS' EQUITY                                28,341       26,557       25,479           (6)%          (4)%
                                                              ----------   ----------   ----------   ----------    ----------
ADD (DEDUCT)
Average unrealized net gains on securities available for
 sale, net of tax and average deferred taxes relating to          (1,614)      (1,592)      (1,312)         (16)%         (18)%
 1999 and 2000 tax rate changes in Germany
Average dividends                                                 (1,208)        (400)        (705)           7%           76%
                                                              ----------   ----------   ----------   ----------    ----------
AVERAGE ACTIVE EQUITY                                             25,519       24,566       23,463           (6)%          (4)%
                                                              ----------   ----------   ----------   ----------    ----------
Return on average shareholders' equity (post-tax)                    9.3%        10.2%         4.2%   (2.2) ppt     (6.0) ppt
Adjusted return on average active equity (post-tax)                 11.7%        11.1%         4.6%   (3.8) ppt     (6.5) ppt

Pre-tax return on average shareholders' equity                      16.4%        15.2%         6.6%   (3.3) ppt     (8.6) ppt
Pre-tax return on average active equity                             18.2%        16.4%         7.1%   (3.7) ppt     (9.3) ppt
Underlying pre-tax return on average active equity                  17.7%        14.4%        12.9%     2.3 ppt     (1.5) ppt

Equity turnover (based on average shareholders' equity)             76.1%        76.2%        83.4%     6.9 ppt       7.2 ppt
Equity turnover (based on average active equity)                    84.6%        82.3%        90.6%     7.3 ppt       8.3 ppt
Underlying equity turnover (based on average active equity)         83.6%        79.8%        88.6%     5.7 ppt       8.8 ppt
Profit margin                                                       21.5%        19.9%         7.9%   (5.1) ppt    (12.0) ppt
Underlying profit margin                                            21.2%        18.0%        14.5%     1.7 ppt     (3.5) ppt

                                                                FY          FY          FY            FY        FY2004 VS.
                                                               2001        2002        2003          2004         FY2003
                                                              -------     -------     -------     ----------    ----------
RECONCILIATION OF COST RATIOS
REPORTED NONINTEREST EXPENSES                                  26,714      20,907      17,399         17,400             0%
                                                              -------     -------     -------     ----------    ----------
DEDUCT
Compensation and benefits                                      13,360      11,358      10,495         10,222            (3)%
                                                              -------     -------     -------     ----------    ----------
NON-COMPENSATION NONINTEREST EXPENSES                          13,354       9,549       6,904          7,178             4%
                                                              -------     -------     -------     ----------    ----------
ADD (DEDUCT)
Restructuring activities                                         (294)       (583)         29           (400)          N/M
Goodwill impairment / impairment of intangibles                    --         (62)       (114)           (19)          (83)%
Goodwill amortization                                            (871)         --          --             --           N/M
Minority interest                                                 (85)        (45)          3             (3)          N/M
Policyholder benefits and claims                               (3,002)       (759)       (110)          (143)           30%
Provision for off-balance sheet positions                          30         (17)         50             65            31%
                                                              -------     -------     -------     ----------    ----------
NON-COMPENSATION OPERATING COST BASE                            9,131       8,084       6,762          6,679            (1)%
                                                              -------     -------     -------     ----------    ----------
Cost/income ratio                                                90.4%       78.8%       81.8%          79.4%    (2.4) ppt
Underlying cost/income ratio                                     89.1%       85.4%       78.8%          79.1%      0.3 ppt
Compensation ratio                                               45.2%       42.8%       49.3%          46.6%    (2.7) ppt
Underlying compensation ratio                                    52.9%       49.9%       47.9%          47.9%      0.0 ppt
Non-compensation ratio                                           45.2%       36.0%       32.5%          32.7%      0.2 ppt
Underlying non-compensation ratio                                36.2%       35.5%       30.9%          31.3%      0.4 ppt
                                                              -------     -------     -------     ----------    ----------
RECONCILIATION OF PROFITABILITY RATIOS
NET INCOME (LOSS)                                                 167         397       1,365          2,546            87%
                                                              -------     -------     -------     ----------    ----------
ADD (DEDUCT)
Reversal of 1999/2000 credits for tax rate changes                995       2,817         215            120           (44)%
Cumulative effect of accounting changes, net of tax               207         (37)       (151)            --           N/M
                                                              -------     -------     -------     ----------    ----------
ADJUSTED NET INCOME (LOSS)                                      1,369       3,177       1,429          2,666            87%
                                                              -------     -------     -------     ----------    ----------
AVERAGE TOTAL SHAREHOLDERS' EQUITY                             42,094      36,789      28,940         27,200            (6)%
                                                              -------     -------     -------     ----------    ----------
ADD (DEDUCT)
Average unrealized net gains on securities available for
 sale, net of tax and average deferred taxes relating to      (10,622)     (4,842)       (810)        (1,601)           98%
 1999 and 2000 tax rate changes in Germany
Average dividends                                                (694)       (701)       (756)          (815)            8%
                                                              -------     -------     -------     ----------    ----------
AVERAGE ACTIVE EQUITY                                          30,778      31,246      27,374         24,784            (9)%
                                                              -------     -------     -------     ----------    ----------
Return on average shareholders' equity (post-tax)                 0.4%        1.1%        4.7%           9.4%      4.7 ppt
Adjusted return on average active equity (post-tax)               4.4%       10.2%        5.2%          10.8%      5.6 ppt

Pre-tax return on average shareholders' equity                    4.3%        9.6%        9.5%          15.2%      5.7 ppt
Pre-tax return on average active equity                           5.9%       11.4%       10.1%          16.7%      6.6 ppt
Underlying pre-tax return on average active equity                5.4%        4.4%       13.1%          16.7%      3.6 ppt

Equity turnover (based on average shareholders' equity)          70.2%       72.2%       73.5%          80.6%      7.1 ppt
Equity turnover (based on average active equity)                 96.0%       85.0%       77.7%          88.4%     10.7 ppt
Underlying equity turnover (based on average active equity)      82.0%       72.8%       80.0%          86.2%      6.2 ppt
Profit margin                                                     6.1%       13.4%       13.0%          18.9%      5.9 ppt
Underlying profit margin                                          6.6%        6.0%       16.3%          19.4%      3.1 ppt

                                                            (DEUTSCHE BANK LOGO)
NET REVENUES Segment View(1) (In EUR m.)

                                                       1Q        2Q        3Q        4Q        1Q        2Q        3Q        4Q
                                                      2003      2003      2003      2003      2004      2004      2004      2004
                                                     ------    ------    ------    ------    ------    ------    ------    ------
CORPORATE BANKING & SECURITIES:
  Origination (equity)                                   48       105       146       186       130       117        73       178
  Origination (debt)                                    240       225       204       136       229       236       270       180
                                                     ------    ------    ------    ------    ------    ------    ------    ------
ORIGINATION                                             288       331       350       322       359       353       344       358
                                                     ------    ------    ------    ------    ------    ------    ------    ------
  Sales & Trading (equity)                              601       910       745       862       792       535       400       759
  Sales & Trading (debt and other products)           1,769     1,756     1,342     1,209     1,894     1,640     1,439     1,326
                                                     ------    ------    ------    ------    ------    ------    ------    ------
SALES & TRADING                                       2,370     2,666     2,087     2,071     2,686     2,175     1,839     2,085
                                                     ------    ------    ------    ------    ------    ------    ------    ------
  Advisory                                              120       104       112       129        95       117       115       161
  Loan products(2)                                      381       307       338       168       383       259       224       276
  Other                                                 (70)     (146)     (121)     (111)      (63)      (79)     (129)     (121)
                                                     ------    ------    ------    ------    ------    ------    ------    ------
TOTAL CORPORATE BANKING & SECURITIES                  3,089     3,263     2,766     2,580     3,460     2,825     2,394     2,759
                                                     ------    ------    ------    ------    ------    ------    ------    ------
GLOBAL TRANSACTION BANKING:
  Transaction services                                  537       471       471       434       495       459       464       444
  Other                                                 508        --        59        17        23         6         2        (0)
                                                     ------    ------    ------    ------    ------    ------    ------    ------
TOTAL GLOBAL TRANSACTION BANKING                      1,045       471       529       451       517       466       466       444
                                                     ------    ------    ------    ------    ------    ------    ------    ------
TOTAL CORPORATE AND INVESTMENT BANK                   4,133     3,734     3,295     3,031     3,977     3,290     2,860     3,203
                                                     ======    ======    ======    ======    ======    ======    ======    ======
ASSET AND WEALTH MANAGEMENT:
  Portfolio/fund management (AM)                        511       539       549       597       492       483       538       528
  Portfolio/fund management (PWM)                        70        68        67        76        77        81        69        73
                                                     ------    ------    ------    ------    ------    ------    ------    ------
PORTFOLIO/FUND MANAGEMENT                               581       607       616       672       569       563       606       601
                                                     ------    ------    ------    ------    ------    ------    ------    ------
  Brokerage                                             153       159       183       159       187       158       155       168
  Loan/deposit                                           35        35        30        28        30        35        33        34
  Payments, account & remaining financial services        3         3         3         3         5         4         6         3
  Other                                                 115        68       186       190       118        91        54        71
                                                     ------    ------    ------    ------    ------    ------    ------    ------
TOTAL ASSET AND WEALTH MANAGEMENT                       886       873     1,017     1,053       909       852       854       877
                                                     ------    ------    ------    ------    ------    ------    ------    ------
PRIVATE & BUSINESS CLIENTS:
  Portfolio/fund management                              35        34        36        34        44        46        49        48
  Brokerage                                             274       237       226       200       268       235       224       264
  Loan/deposit                                          561       541       525       574       559       561       560       546
  Payments, account & remaining financial services      187       198       214       212       194       210       223       270
  Other                                                  45       112        64        77        78        30        71        58
                                                     ------    ------    ------    ------    ------    ------    ------    ------
TOTAL PRIVATE & BUSINESS CLIENTS                      1,103     1,123     1,065     1,097     1,143     1,082     1,126     1,187
                                                     ------    ------    ------    ------    ------    ------    ------    ------
TOTAL PRIVATE CLIENTS AND ASSET MANAGEMENT            1,989     1,996     2,083     2,150     2,052     1,934     1,980     2,063
                                                     ======    ======    ======    ======    ======    ======    ======    ======
CORPORATE INVESTMENTS                                (1,068)       80         8        60       158       276       119        68
                                                     ======    ======    ======    ======    ======    ======    ======    ======

CONSOLIDATION & ADJUSTMENTS                             (61)       95      (224)      (34)      (33)     (105)       97       (22)
                                                     ------    ------    ------    ------    ------    ------    ------    ------

NET REVENUES                                          4,994     5,905     5,161     5,208     6,154     5,395     5,056     5,313
                                                     ======    ======    ======    ======    ======    ======    ======    ======

                                                     4Q2004 VS.  4Q2004 VS.      FY         FY        FY      FY2004 VS.
                                                       4Q2003      3Q2004       2002      2003       2004       FY2003
                                                     ----------  ----------   -------    -------    -------    ---------
CORPORATE BANKING & SECURITIES:
  Origination (equity)                                   (4)%        143%         354        485        499        3%
  Origination (debt)                                     32%         (33)%        683        806        916       14%
ORIGINATION                                              11%           4%       1,037      1,291      1,414       10%
  Sales & Trading (equity)                              (12)%         90%       2,506      3,118      2,486      (20)%
  Sales & Trading (debt and other products)              10%          (8)%      5,582      6,077      6,299        4%
SALES & TRADING                                           1%          13%       8,088      9,194      8,785       (4)%
  Advisory                                               24%          40%         546        465        488        5%
  Loan products(2)                                       65%          23%       1,804      1,193      1,142       (4)%
  Other                                                   9%          (6)%       (322)      (447)      (392)     (12)%
TOTAL CORPORATE BANKING & SECURITIES                      7%          15%      11,154     11,697     11,437       (2)%
GLOBAL TRANSACTION BANKING:
  Transaction services                                    2%          (4)%      2,643      1,914      1,862       (3)%
  Other                                                 N/M          N/M           (0)       583         31      (95)%
TOTAL GLOBAL TRANSACTION BANKING                         (2)%         (5)%      2,643      2,497      1,893      (24)%
                                                        ---         ----      -------    -------    -------      ---
TOTAL CORPORATE AND INVESTMENT BANK                       6%          12%      13,797     14,193     13,331       (6)%
                                                        ===         ====      =======    =======    =======      ===
ASSET AND WEALTH MANAGEMENT:
  Portfolio/fund management (AM)                        (11)%         (2)%      2,165      2,195      2,040       (7)%
  Portfolio/fund management (PWM)                        (4)%          5%         341        281        300        7%
PORTFOLIO/FUND MANAGEMENT                               (11)%         (1)%      2,506      2,476      2,339       (6)%
  Brokerage                                               5%           8%         677        654        668        2%
  Loan/deposit                                           20%           4%         167        128        132        3%
  Payments, account & remaining financial services       15%         (38)%          9         12         18       46%
  Other                                                 (63)%         31%         366        559        334      (40)%
TOTAL ASSET AND WEALTH MANAGEMENT                       (17)%          3%       3,724      3,830      3,491       (9)%
PRIVATE & BUSINESS CLIENTS:
  Portfolio/fund management                              42%          (1)%        227        139        187       34%
  Brokerage                                              32%          18%         835        937        991        6%
  Loan/deposit                                           (5)%         (3)%      2,258      2,202      2,226        1%
  Payments, account & remaining financial services       28%          21%         834        811        898       11%
  Other                                                 (25)%        (17)%      1,620        299        237      (21)%
TOTAL PRIVATE & BUSINESS CLIENTS                          8%           5%       5,775      4,388      4,539        3%
                                                        ---         ----      -------    -------    -------      ---
TOTAL PRIVATE CLIENTS AND ASSET MANAGEMENT               (4)%          4%       9,499      8,217      8,030       (2)%
                                                        ===         ====      =======    =======    =======      ===
CORPORATE INVESTMENTS                                    13%         (43)%      2,998       (921)       621      N/M
                                                        ===         ====      =======    =======    =======      ===

CONSOLIDATION & ADJUSTMENTS                             (35)%        N/M          253       (223)       (63)     (72)%
                                                        ---         ----      -------    -------    -------      ---

NET REVENUES                                              2%           5%      26,547     21,268     21,918        3%
                                                        ===         ====      =======    =======    =======      ===

1 Includes net interest and trading revenues, commissions and fees and remaining revenues. For details on the net interest / trading revenue component see page 7.

2 Includes results from credit default swaps used to hedge predominately the investment grade loan exposure of EUR (9) m in 1Q2003, EUR (101) m in 2Q2003, EUR (59) m in 3Q2003, EUR (116) m in 4Q2003, EUR (10) m in 1Q2004,
      EUR (52) m in 2Q2004, EUR (104) m in 3Q2004 and EUR (65) m in 4Q2004 (FY
      2002 negligible).

NET INTEREST AND TRADING REVENUES
Breakdown by Group Division / CIB product(1)                (DEUTSCHE BANK LOGO)
(In EUR m.)

                                                1Q      2Q      3Q     4Q       1Q      2Q     3Q      4Q     4Q2004 VS.  4Q2004 VS.
                                               2003    2003    2003   2003     2004    2004   2004    2004      4Q2003      3Q2004
                                               ----    ----    ----   ----     ----    ----   ----    ----      ------      ------
Net interest revenues                         1,306   1,672   1,612   1,257   1,394   1,459   1,158   1,171      (7)%         1%
Trading revenues, net                         1,784   1,529     940   1,358   2,035   1,416   1,273   1,462       8%         15%
TOTAL NET INTEREST AND
  TRADING REVENUES                            3,090   3,201   2,552   2,615   3,429   2,875   2,431   2,633       1%          8%
                                              -----   -----   -----   -----   -----   -----   -----   -----      ---        ----
  Sales & Trading (equity)                      511     779     498     498     521     292     238     540       9%         127%
  Sales & Trading (debt and other products)   1,651   1,507   1,093   1,115   1,653   1,478   1,116   1,122       1%          1%
                                              -----   -----   -----   -----   -----   -----   -----   -----
Sales & Trading                               2,162   2,286   1,591   1,613   2,174   1,770   1,354   1,663       3%         23%
Loan Products(2)                                250     157     206      52     227     182     135     157      N/M         16%
Transaction services                            237     221     205     167     209     200     210     208      25%         (1)%
Remaining products(3)                           (42)   (115)   (103)    (79)     (3)    (80)    (87)    (76)     (4)%       (12)%
                                              -----   -----   -----   -----   -----   -----   -----   -----
CORPORATE AND INVESTMENT BANK                 2,607   2,548   1,899   1,753   2,606   2,072   1,613   1,952      11%         21%
                                              =====   =====   =====   =====   =====   =====   =====   =====
PRIVATE CLIENTS AND ASSET MANAGEMENT            665     630     694     826     881     676     691     672     (19)%        (3)%
                                              =====   =====   =====   =====   =====   =====   =====   =====
CORPORATE INVESTMENTS                           (23)     54     (48)      7     (40)    180      (7)    (16)     N/M         143%
                                              =====   =====   =====   =====   =====   =====   =====   =====
CONSOLIDATION & ADJUSTMENTS                    (158)    (31)      8      29     (18)    (54)    134      24     (15)%       (82)%
                                              =====   =====   =====   =====   =====   =====   =====   =====
TOTAL NET INTEREST AND TRADING REVENUES       3,090   3,201   2,552   2,615   3,429   2,875   2,431   2,633       1%          8%
                                              -----   -----   -----   -----   -----   -----   -----   -----      ---        ----
                                               FY         FY         FY      FY2004 VS.
                                              2002       2003       2004       FY2003
                                              ----       ----       ----       ------
Net interest revenues                         7,186      5,847      5,182      (11)%
Trading revenues, net                         4,024      5,611      6,186       10%
TOTAL NET INTEREST AND TRADING REVENUES      11,210     11,458     11,368       (1)%
                                             ------     ------     ------      ----
  Sales & Trading (equity)                    1,185      2,286      1,591      (30)%
  Sales & Trading (debt and other products)   5,281      5,367      5,370        0%
                                             ------     ------     ------
Sales & Trading                               6,466      7,652      6,961       (9)%
Loan Products(2)                              1,342        664        701        6%
Transaction services                          1,082        830        828       (0)%
Remaining products(3)                          (388)      (340)      (246)     (28)%
                                             ------     ------     ------
CORPORATE AND INVESTMENT BANK                 8,502      8,807      8,244       (6)%
                                             ======     ======     ======
PRIVATE CLIENTS AND ASSET MANAGEMENT          2,860      2,814      2,920        4%
                                             ======     ======     ======
CORPORATE INVESTMENTS                           (31)       (11)       118       N/M
                                             ======     ======     ======
CONSOLIDATION & ADJUSTMENTS                    (121)      (153)        87       N/M
                                             ======     ======     ======
TOTAL NET INTEREST AND TRADING REVENUES      11,210     11,458     11,368       (1)%
                                             ------     ------     ------      ----

(1) Excludes commissions and fees and remaining revenues. See page 6 for total revenues by product.

(2) Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

(3) Includes net interest and trading revenues of origination, advisory and other products.

CORPORATE AND INVESTMENT BANK                               (DEUTSCHE BANK LOGO)
(In EUR m.)

                                                              1Q       2Q       3Q       4Q       1Q       2Q        3Q        4Q
                                                             2003     2003     2003     2003     2004     2004      2004      2004
                                                             ----     ----     ----     ----     ----     ----      ----      ----
  Origination (equity)                                         48      105      146      186      130      117        73       178
  Origination (debt)                                          240      225      204      136      229      236       270       180
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Origination                                                   288      331      350      322      359      353       344       358
                                                           ------   ------   ------   ------   ------   ------    ------    ------
  Sales & Trading (equity)                                    601      910      745      862      792      535       400       759
  Sales & Trading (debt and other products)                 1,769    1,756    1,342    1,209    1,894    1,640     1,439     1,326
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Sales & Trading                                             2,370    2,666    2,087    2,071    2,686    2,175     1,839     2,085
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Advisory                                                      120      104      112      129       95      117       115       161
Loan products(1)                                              381      307      338      168      383      259       224       276
Transaction services                                          537      471      471      434      495      459       464       444
Other                                                         438     (146)     (62)     (94)     (41)     (73)     (127)     (121)
                                                           ------   ------   ------   ------   ------   ------    ------    ------
TOTAL NET REVENUES                                          4,133    3,734    3,295    3,031    3,977    3,290     2,860     3,203
                                                           ======   ======   ======   ======   ======   ======    ======    ======
Therein: Total net interest and trading revenues            2,607    2,548    1,899    1,753    2,606    2,072     1,613     1,952
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale      (508)      --      (59)     (17)     (23)      (6)       (2)        0
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Underlying revenues                                         3,626    3,734    3,236    3,014    3,955    3,284     2,858     3,204
                                                           ------   ------   ------   ------   ------   ------    ------    ------

PROVISION FOR LOAN LOSSES                                     262      259      112      119       53       80        26       (70)
  Change in measurement of other inherent loss allowance       --       --       --       --       --       --        --        --
  Provision for off-balance sheet positions(2)                (31)      (9)      23      (28)      19      (72)      (24)       13
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Total provision for credit losses                             231      249      136       91       72        7         2       (57)
                                                           ======   ======   ======   ======   ======   ======    ======    ======
TOTAL NONINTEREST EXPENSES                                  2,423    2,594    2,429    2,457    2,760    2,442     2,277     3,006
                                                           ======   ======   ======   ======   ======   ======    ======    ======
Therein: Severance payments                                    64       71       61       65       52       38        43        37
  Minority interest                                             2        3       10       (2)       1       (1)       (2)        7
  Restructuring activities                                     (2)     (27)      --       --       --       --        --       299
  Goodwill impairment                                          --       --       --       --       --       --        --        --
  Provision for off-balance sheet positions(2)                (31)      (9)      23      (28)      19      (72)      (24)       13
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Operating cost base                                         2,454    2,627    2,395    2,487    2,739    2,516     2,302     2,687
                                                           ------   ------   ------   ------   ------   ------    ------    ------
INCOME BEFORE INCOME TAXES                                  1,448      882      754      455    1,165      769       557       267
                                                           ------   ------   ------   ------   ------   ------    ------    ------
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale      (508)      --      (59)     (17)     (23)      (6)       (2)        0
  Restructuring activities                                     (2)     (27)      --       --       --       --        --       299
  Change in measurement of other inherent loss allowance       --       --       --       --       --       --        --        --
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Underlying pre-tax profit                                     938      854      695      438    1,142      762       555       567
                                                           ------   ------   ------   ------   ------   ------    ------    ------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)            32,335   31,842   31,431   31,320   31,065   30,875    31,192    31,338
  Therein: Business divisions                              14,308   14,221   14,022   13,933   13,722   13,752    13,948    14,093
  Therein: Infrastructure functions                        18,027   17,620   17,408   17,388   17,343   17,122    17,244    17,245
Compensation and benefits                                   1,616    1,792    1,556    1,503    1,894    1,635     1,437     1,736
Non-compensation noninterest expenses                         808      802      873      954      865      807       840     1,271
Non-compensation operating cost base                          838      836      839      984      845      881       865       952
Cost/income ratio                                              59%      70%      73%      82%      69%      76%       80%       93%
Underlying cost/income ratio                                   68%      70%      74%      83%      69%      77%       81%       84%
Assets (at period end, in EUR bn.)                                                       682                                   730
Risk-weighted positions (BIS risk positions, at               156      150      146      138      142      145       140       139
period end, in EUR bn.)
Average active equity                                      15,191   14,249   13,917   13,411   12,823   13,087    12,944    12,615
Pre-tax return on average active equity                        38%      25%      22%      14%      36%      23%       17%        8%
Underlying pre-tax return on average active equity             25%      24%      20%      13%      36%      23%       17%       18%

                                                            4Q2004 VS.   4Q2004 VS.     FY          FY          FY        FY2004 VS.
                                                              4Q2003       3Q2004      2002        2003        2004         FY2003
                                                              ------       ------      ----        ----        ----         ------
  Origination (equity)                                          (4)%         143         354         485         499           3%
  Origination (debt)                                            32%          (33)%       683         806         916          14%
                                                                                      ------      ------      ------
Origination                                                     11%            4%      1,037       1,291       1,414          10%
                                                                                      ------      ------      ------
  Sales & Trading (equity)                                     (12)%          90       2,506       3,118       2,486         (20)%
  Sales & Trading (debt and other products)                     10%           (8)%     5,582       6,077       6,299           4%
                                                                                      ------      ------      ------
Sales & Trading                                                  1%           13%      8,088       9,194       8,785          (4)%
                                                                                      ------      ------      ------
Advisory                                                        24%           40%        546         465         488           5%
Loan products(1)                                                65%           23%      1,804       1,193       1,142          (4)%
Transaction services                                             2%           (4)%     2,643       1,914       1,862          (3)%
Other                                                           29%           (5)%      (322)        136        (361)        N/M
                                                                                      ------      ------      ------
TOTAL NET REVENUES                                               6%           12%     13,797      14,193      13,331          (6)%
                                                                                      ======      ======      ======
Therein: Total net interest and trading revenues                11%           21%      8,502       8,807       8,244          (6)%
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale        N/M           N/M          --        (583)        (31)        (95)%
                                                                                      ------      ------      ------
Underlying revenues                                              6%           12%     13,797      13,610      13,299          (2)%
                                                                                      ------      ------      ------

PROVISION FOR LOAN LOSSES                                      N/M           N/M       1,712         752          89         (88)%
  Change in measurement of other inherent loss allowance       N/M           N/M        (200)         --          --         N/M
  Provision for off-balance sheet positions(2)                 N/M           N/M          31         (45)        (65)         45%
                                                                                      ------      ------      ------
Total provision for credit losses                              N/M           N/M       1,542         707          24         (97)%
                                                                                      ======      ======      ======
TOTAL NONINTEREST EXPENSES                                      22%           32%     11,289       9,903      10,484           6%
                                                                                      ======      ======      ======
Therein: Severance payments                                    (42)%         (13)%       261         260         170         (35)%
  Minority interest                                            N/M           N/M           8          13           5         (65)%
  Restructuring activities                                     N/M           N/M         341         (29)        299         N/M
  Goodwill impairment                                          N/M           N/M          --          --          --         N/M
  Provision for off-balance sheet positions(2)                 N/M           N/M          31         (45)        (65)         45%
                                                                                      ------      ------      ------
Operating cost base                                              8%           17%     10,908       9,963      10,245           3%
                                                                                      ------      ------      ------
INCOME BEFORE INCOME TAXES                                     (41)%         (52)%       797       3,539       2,757         (22)%
ADD (DEDUCT)                                                   ----          ----      ------      ------      ------       -----
  Net (gains) losses from businesses sold/held for sale        N/M           N/M          --        (583)        (31)        (95)%
  Restructuring activities                                     N/M           N/M         341         (29)        299         N/M
  Change in measurement of other inherent loss allowance       N/M           N/M         200          --          --         N/M
                                                                                      ------      ------      ------
Underlying pre-tax profit                                       29%            2%      1,338       2,926       3,026           3%
                                                                                      ------      ------      ------

ADDITIONAL INFORMATION                                                       N/M
Employees (full-time equivalent, at period end)                  0%            0%     35,948      31,320      31,338           0%
  Therein: Business divisions                                    1%            1%     16,422      13,933      14,093           1%
  Therein: Infrastructure functions                             (1)%           0      19,526      17,388      17,245          (1)%
Compensation and benefits                                       16%           21%      6,772       6,466       6,702           4%
Non-compensation noninterest expenses                           33%           51%      4,517       3,437       3,782          10%
Non-compensation operating cost base                            (3)%          10%      4,136       3,497       3,543           1%
Cost/income ratio                                           11 ppt        13 ppt          82%         70%         79%      9 ppt
Underlying cost/income ratio                                 1 ppt         3 ppt          79%         73%         77%      4 ppt
Assets (at period end, in EUR bn.)                               7%                      642         682         730           7%
Risk-weighted positions (BIS risk positions, at
period end, in EUR bn.)                                          1%           (1)%       155         138         139           1%
Average active equity                                           (6)%          (3)%    17,511      14,192      12,867          (9)%
Pre-tax return on average active equity                     (6)ppt        (9)ppt           5%         25%         21%     (4)ppt
Underlying pre-tax return on average active equity           5 ppt         1 ppt           8%         21%         24%      3 ppt

(1) Includes results from credit default swaps used to hedge predominately the investment grade loan exposure of EUR (9) m in 1Q2003, EUR (101) m in 2Q2003, EUR (59) m in 3Q2003, EUR (116) m in 4Q2003, EUR (10) m in 1Q2004,
      EUR (52) m in 2Q2004, EUR (104) m in 3Q2004 and EUR (65) m in 4Q2004 (FY
      2002 negligible).

(2) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

CORPORATE AND INVESTMENT BANK
Corporate Banking & Securities                              (DEUTSCHE BANK LOGO)
(In EUR m.)

                                                              1Q       2Q       3Q       4Q       1Q       2Q        3Q        4Q
                                                             2003     2003     2003     2003     2004     2004      2004      2004
                                                             ----     ----     ----     ----     ----     ----      ----      ----
  Origination (equity)                                         48      105      146      186      130      117        73       178
  Origination (debt)                                          240      225      204      136      229      236       270       180
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Origination                                                   288      331      350      322      359      353       344       358
                                                           ------   ------   ------   ------   ------   ------    ------    ------
  Sales & Trading (equity)                                    601      910      745      862      792      535       400       759
  Sales & Trading (debt and other products)                 1,769    1,756    1,342    1,209    1,894    1,640     1,439     1,326
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Sales & Trading                                             2,370    2,666    2,087    2,071    2,686    2,175     1,839     2,085
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Advisory                                                      120      104      112      129       95      117       115       161
Loan products(1)                                              381      307      338      168      383      259       224       276
Other                                                         (70)    (146)    (121)    (111)     (63)     (79)     (129)     (121)
                                                           ------   ------   ------   ------   ------   ------    ------    ------
TOTAL NET REVENUES                                          3,089    3,263    2,766    2,580    3,460    2,825     2,394     2,759
                                                           ======   ======   ======   ======   ======   ======    ======    ======
Underlying revenues                                         3,089    3,263    2,766    2,580    3,460    2,825     2,394     2,759
                                                           ------   ------   ------   ------   ------   ------    ------    ------
PROVISION FOR LOAN LOSSES                                     255      267      147       82       57       71        22       (71)
  Change in measurement of other inherent loss allowance       --       --       --       --       --       --        --        --
  Provision for off-balance sheet positions(2)                (14)       3       35      (15)      19      (67)      (10)       (8)
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Total provision for credit losses                             241      270      182       67       76        4        12       (79)
                                                           ======   ======   ======   ======   ======   ======    ======    ======
TOTAL NONINTEREST EXPENSES                                  1,966    2,169    2,023    2,061    2,363    2,036     1,905     2,577
                                                           ======   ======   ======   ======   ======   ======    ======    ======
Therein: Severance payments                                    58       35       52       48       47       35        39        32
  Minority interest                                             2        3       10       (2)       1       (1)       (2)        7
  Restructuring activities                                     --      (23)      --       --       --       --        --       272
  Goodwill impairment                                          --       --       --       --       --       --        --        --
  Provision for off-balance sheet positions(2)                (14)       3       35      (15)      19      (67)      (10)       (8)
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Operating cost base                                         1,978    2,186    1,978    2,078    2,343    2,104     1,917     2,306
                                                           ------   ------   ------   ------   ------   ------    ------    ------
INCOME BEFORE INCOME TAXES                                    868      827      596      437    1,040      717       466       254
ADD (DEDUCT)                                               ------   ------   ------   ------   ------   ------    ------    ------
  Restructuring activities                                     --      (23)      --       --       --       --        --       272
  Change in measurement of other inherent loss allowance       --       --       --       --       --       --        --        --
                                                           ------   ------   ------   ------   ------   ------    ------    ------
Underlying pre-tax profit                                     868      804      596      437    1,040      717       466       525
                                                           ------   ------   ------   ------   ------   ------    ------    ------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)            10,173   10,054    9,970    9,916    9,780    9,814     9,975    10,086
Cost/income ratio                                              64%      66%      72%      80%      68%      74%       80%       94%
Underlying cost/income ratio                                   64%      67%      72%      81%      68%      74%       80%       84%
Assets (at period end, in EUR bn.)                                                       693                                   721
Risk-weighted positions (BIS risk positions, at
period end, in EUR bn.)                                       141      136      132      127      129      133       128       128
Average active equity                                      13,673   12,793   12,544   12,096   11,548   11,724    11,467    11,186
Pre-tax return on average active equity                        25%      26%      19%      14%      36%      24%       16%        9%
Underlying pre-tax return on average active equity             25%      25%      19%      14%      36%      24%       16%       19%


                                                              4Q2004 VS.  4Q2004 VS.    FY         FY           FY       FY2004 VS.
                                                                4Q2003      3Q2004     2002       2003         2004        FY2003
                                                                ------      ------     ----       ----         ----        ------
  Origination (equity)                                            (4)%       143%        354         485         499          3%
  Origination (debt)                                              32%        (33)%       683         806         916         14%
                                                                                      ------      ------      ------
Origination                                                       11%          4%      1,037       1,291       1,414         10%
                                                                                      ------      ------      ------
  Sales & Trading (equity)                                       (12)%        90%      2,506       3,118       2,486        (20)%
  Sales & Trading (debt and other products)                       10%         (8)%     5,582       6,077       6,299          4%
                                                                                      ------      ------      ------
Sales & Trading                                                    1%         13%      8,088       9,194       8,785         (4)%
                                                                                      ------      ------      ------
Advisory                                                          24%         40%        546         465         488          5%
Loan products(1)                                                  65%         23%      1,804       1,193       1,142         (4)%
Other                                                              9%         (6)%      (322)       (447)       (392)       (12)%
                                                                                      ------      ------      ------
TOTAL NET REVENUES                                                 7%         15%     11,154      11,697      11,437         (2)%
                                                                                      ======      ======      ======
Underlying revenues                                                7%         15%     11,154      11,697      11,437         (2)%
                                                                                      ------      ------      ------
PROVISION FOR LOAN LOSSES                                        N/M         N/M       1,706         750          80        (89)%
  Change in measurement of other inherent loss allowance         N/M         N/M        (200)         --          --        N/M
  Provision for off-balance sheet positions(2)                   (49)%       (23)%        83           8         (66)       N/M
                                                                                      ------      ------      ------
Total provision for credit losses                                N/M         N/M       1,588         759          14        (98)%
                                                                                      ======      ======      ======
TOTAL NONINTEREST EXPENSES                                        25%         35%      9,108       8,219       8,881          8%
                                                                                      ======      ======      ======
Therein: Severance payments                                      (33)%       (18)%       243         194         154        (21)%
  Minority interest                                              N/M         N/M           8          13           5        (65)%
  Restructuring activities                                       N/M         N/M         316         (23)        272        N/M
  Goodwill impairment                                            N/M         N/M          --          --          --        N/M
  Provision for off-balance sheet positions(2)                   (49)%       (23)%        83           8         (66)       N/M
                                                                                      ------      ------      ------
Operating cost base                                               11%         20%      8,701       8,220       8,670          5%
                                                                                      ------      ------      ------
INCOME BEFORE INCOME TAXES                                       (42)%       (46)%       341       2,727       2,477         (9)%
ADD (DEDUCT)                                                     ----        ----     ------      ------      ------        ----
  Restructuring activities                                       N/M         N/M         316         (23)        272        N/M
  Change in measurement of other inherent loss allowance         N/M         N/M         200          --          --        N/M
                                                                                      ------      ------      ------
Underlying pre-tax profit                                         20%         13%        856       2,704       2,749          2%
                                                                                      ------      ------      ------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)                    2%          1%     10,708       9,916      10,086          2%
Cost/income ratio                                             14 ppt      14 ppt          81%         70%         78%     8 ppt
Underlying cost/income ratio                                   3 ppt       4 ppt          78%         70%         76%     6 ppt
Assets (at period end, in EUR bn.)                                 4%                    630         693         721          4%
Risk-weighted positions (BIS risk positions, at
period end, in EUR bn.)                                            1%          0%        142         127         128          1%
Average active equity                                             (8)%        (2)%    15,342      12,776      11,481        (10)%
Pre-tax return on average active equity                       (5)ppt      (7)ppt           2%         21%         22%     1 ppt
Underlying pre-tax return on average active equity             5 ppt       3 ppt           6%         21%         24%     3 ppt


(1) Includes results from credit default swaps used to hedge predominately the investment grade loan exposure of EUR (9) m in 1Q2003, EUR (101) m in 2Q2003, EUR (59) m in 3Q2003, EUR (116) m in 4Q2003, EUR (10) m in 1Q2004,
      EUR (52) m in 2Q2004, EUR (104) m in 3Q2004 and EUR (65) m in 4Q2004 (FY
      2002 negligible).

(2) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

CORPORATE AND INVESTMENT BANK                               [DEUTSCHE BANK LOGO]
Global Transaction Banking
In EUR m.)

                                                   1Q      2Q      3Q      4Q      1Q      2Q      3Q      4Q
                                                  2003    2003    2003    2003    2004    2004    2004    2004
                                                 ------  ------  ------  ------  ------  ------  ------  ------
   Transaction services                            537     471     471     434     495     459     464     444
   Other                                           508      --      59      17      23       6       2      (0)
                                                 ------  ------  ------  ------  ------  ------  ------  ------
TOTAL NET REVENUES                               1,045     471     529     451     517     466     466     444
                                                 ------  ------  ------  ------  ------  ------  ------  ------
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held
     for sale                                     (508)     --     (59)    (17)    (23)     (6)     (2)      0
                                                 ------  ------  ------  ------  ------  ------  ------  ------
Underlying revenues                                537     471     471     434     495     459     464     444
                                                 ------  ------  ------  ------  ------  ------  ------  ------
PROVISION FOR LOAN LOSSES                            7      (8)    (35)     37      (4)      9       3       1
   Provision for off-balance sheet positions(1)    (17)    (12)    (12)    (12)      0      (6)    (14)     20
                                                 ------  ------  ------  ------  ------  ------  ------  ------
Total provision for credit losses                   (9)    (20)    (46)     25      (4)      3     (10)     22
                                                 ------  ------  ------  ------  ------  ------  ------  ------
TOTAL NONINTEREST EXPENSES                         457     425     406     396     396     406     372     430
                                                 ------  ------  ------  ------  ------  ------  ------  ------
Therein: Severance payments                          6      36       8      17       5       3       3       5
   Minority interest                                --      --      --      --      --      --      --      --
   Restructuring activities                         (2)     (4)     --      --      --      --      --      28
   Goodwill impairment                              --      --      --      --      --      --      --      --
   Provision for off-balance sheet positions(1)    (17)    (12)    (12)    (12)      0      (6)    (14)     20
                                                 ------  ------  ------  ------  ------  ------  ------  ------
Operating cost base                                475     441     417     408     396     412     385     381
                                                 ------  ------  ------  ------  ------  ------  ------  ------
INCOME BEFORE INCOME TAXES                         580      55     158      18     125      51      91      14
ADD (DEDUCT)                                     ------  ------  ------  ------  ------  ------  ------  ------
   Net (gains) losses from businesses sold/held
     for sale                                     (508)     --     (59)    (17)    (23)     (6)     (2)      0
   Restructuring activities                         (2)     (4)     --      --      --      --      --      28
                                                 ------  ------  ------  ------  ------  ------  ------  ------
Underlying pre-tax profit                           71      50     100       1     102      45      89      41
                                                 ------  ------  ------  ------  ------  ------  ------  ------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)  4,136   4,167   4,053   4,016   3,942   3,938   3,974   4,007
Cost/income ratio                                   45%     93%     79%     90%     77%     88%     83%     92%
Underlying cost/income ratio                        89%     94%     89%     94%     80%     90%     83%     86%
Assets (at period end, in EUR bn.)                                          17                              17
Risk-weighted positions (BIS risk positions, at
period end, in EUR bn.)                             15      14      14      10      12      12      12      11
Average active equity                            1,518   1,456   1,373   1,315   1,275   1,363   1,477   1,429
Pre-tax return on average active equity            153%     15%     46%      6%     39%     15%     25%      4%
Underlying pre-tax return on average active
  equity                                            19%     14%     29%      0%     32%     13%     24%     12%

                                                 4Q2004 VS.  4Q2004 VS.    FY      FY      FY    FY2004 VS.
                                                   4Q2003      3Q2004     2002    2003    2004     FY2003
                                                 ----------  ----------  ------  ------  ------  ----------
   Transaction services                               2%         (4)%    2,643   1,914   1,862      (3)%
   Other                                             N/M         N/M        (0)    583      31     (95)%
                                                                         ------  ------  ------
TOTAL NET REVENUES                                   (2)%        (5)%    2,643   2,497   1,893     (24)%
                                                                         ------  ------  ------
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held
     for sale                                        N/M         N/M        --    (583)    (31)    (95)%
                                                                         ------  ------  ------
Underlying revenues                                   2%         (4)%    2,643   1,914   1,862      (3)%
                                                                         ------  ------  ------
PROVISION FOR LOAN LOSSES                           (97)%       (68)%        6       2       9      N/M
   Provision for off-balance sheet positions(1)      N/M         N/M       (52)    (53)      1      N/M
                                                                         ------  ------  ------
Total provision for credit losses                   (13)%        N/M       (46)    (51)     11      N/M
                                                                         ------  ------  ------
TOTAL NONINTEREST EXPENSES                            8%         16%     2,181   1,684   1,603      (5)%
                                                                         ------  ------  ------
Therein: Severance payments                         (71)%        36%        18      66      16     (76)%
   Minority interest                                 N/M         N/M        --      --      --      N/M
   Restructuring activities                          N/M         N/M        26      (6)     28      N/M
   Goodwill impairment                               N/M         N/M        --      --      --      N/M
   Provision for off-balance sheet positions(1)      N/M         N/M       (52)    (53)      1      N/M
                                                                         ------  ------  ------
Operating cost base                                  (7)%        (1)%    2,207   1,743   1,574     (10)%
                                                                         ------  ------  ------
INCOME BEFORE INCOME TAXES                          (27)%       (85)%      456     811     280     (65)%
ADD (DEDUCT)                                     ----------  ----------  ------  ------  ------  ----------
   Net (gains) losses from businesses sold/held
     for sale                                        N/M         N/M        --    (583)    (31)    (95)%
   Restructuring activities                          N/M         N/M        26      (6)     28      N/M
                                                                         ------  ------  ------
Underlying pre-tax profit                            N/M        (53)%      482     222     277       25%
                                                                         ------  ------  ------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)      (0)%         1%     5,713   4,016   4,007      (0)%
Cost/income ratio                                   2 ppt       9 ppt       84%     70%     85%    15 ppt
Underlying cost/income ratio                       (8)ppt       3 ppt       84%     91%     85%    (6)ppt
Assets (at period end, in EUR bn.)                     0%                   25      17      17       0%
Risk-weighted positions (BIS risk positions, at
period end, in EUR bn.)                               9%         (7)%       13      10      11       9%
Average active equity                                 9%         (3)%    2,169   1,416   1,386      (2)%
Pre-tax return on average active equity            (2)ppt      (21)ppt      21%     57%     20%    (37)ppt
Underlying pre-tax return on average active
  equity                                           12 ppt      (12)ppt      22%     16%     20%     4 ppt

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

PRIVATE CLIENTS AND ASSET MANAGEMENT                        [DEUTSCHE BANK LOGO]
(In EUR m.)

                                                     1Q       2Q       3Q        4Q       1Q       2Q       3Q        4Q
                                                    2003     2003     2003      2003     2004     2004     2004      2004
                                                  -------  -------  --------  -------  -------  -------  --------  -------
   Portfolio/fund management                         616      642      652       706      613      609      655       649
   Brokerage                                         427      397      409       359      454      394      379       432
   Loan/deposit                                      597      576      555       602      590      596      593       580
   Payments, account & remaining financial
   services                                          190      201      217       215      199      214      229       274
   Other                                             160      180      251       267      196      121      125       129
                                                  -------  -------  --------  -------  -------  -------  --------  -------
TOTAL NET REVENUES                                 1,989    1,996    2,083     2,150    2,052    1,934    1,980     2,063
                                                  -------  -------  --------  -------  -------  -------  --------  -------
Therein: Total net interest and trading revenues     665      630      694       826      881      676      691       672
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held
     for sale                                        (43)     (12)      (0)        4       --       25      (19)      (14)
   Policyholder benefits and claims(1)                (8)      (8)     (11)        6      (25)      (4)      (7)      (13)
                                                  -------  -------  --------  -------  -------  -------  --------  -------
Underlying revenues                                1,938    1,976    2,072     2,160    2,028    1,954    1,955     2,036
                                                  -------  -------  --------  -------  -------  -------  --------  -------
PROVISION FOR LOAN LOSSES                             98       74       52       100       64       66       56        78
   Provision for off-balance sheet positions(2)        1        3       (4)       (3)      (1)       0       (1)        0
                                                  -------  -------  --------  -------  -------  -------  --------  -------
Total provision for credit losses                     98       77       49        97       63       66       55        79
                                                  -------  -------  --------  -------  -------  -------  --------  -------
TOTAL NONINTEREST EXPENSES                         1,619    1,638    1,704     1,771    1,578    1,512    1,562     1,725
                                                  -------  -------  --------  -------  -------  -------  --------  -------
Therein: Severance payments                           35      121      109       130       15       15       21        50
   Minority interest                                   3       10        0         2        1        1        7        (8)
   Restructuring activities                           (1)      --       --        --       --       --       --        98
   Goodwill impairment / impairment of
     intangibles                                      --       --       --        --       --       --       --        19
   Policyholder benefits and claims(1)                 8        8       11        (6)      25        4        7        13
   Provision for off-balance sheet positions(2)        1        3       (4)       (3)      (1)       0       (1)        0
                                                  -------  -------  --------  -------  -------  -------  --------  -------
Operating cost base(1)                             1,608    1,617    1,697     1,778    1,554    1,507    1,549     1,602
                                                  -------  -------  --------  -------  -------  -------  --------  -------
INCOME BEFORE INCOME TAXES                           272      284      327       279      410      355      362       260
ADD (DEDUCT)                                      -------  -------  --------  -------  -------  -------  --------  -------
   Net (gains) losses from businesses sold/held
     for sale                                        (43)     (12)      (0)        4       --       25      (19)      (14)
   Restructuring activities                           (1)      --       --        --       --       --       --        98
   Goodwill impairment / impairment of
     intangibles                                      --       --       --        --       --       --       --        19
                                                  -------  -------  --------  -------  -------  -------  --------  -------
Underlying pre-tax profit                            229      272      326       283      410      380      344       363
                                                  -------  -------  --------  -------  -------  -------  --------  -------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)   37,210   36,191   35,873    35,173   34,792   33,852   33,152    33,045
   Therein: Business divisions                    28,241   27,350   27,199    26,802   26,662   26,646   26,784    26,719
   Therein: Infrastructure functions               8,969    8,841    8,674     8,371    8,130    7,207    6,368     6,326
Compensation and benefits                            876      924      970       983      848      801      830       800
Non-compensation noninterest expenses                743      714      734       787      730      711      732       925
Non-compensation operating cost base                 731      693      727       795      706      706      718       802
Cost/income ratio                                     81%      82%      82%       83%      77%      78%      79%       84%
Underlying cost/income ratio                          83%      82%      82%       82%      77%      77%      79%       79%
Assets (at period end, in EUR bn.)                                               125                                  114
Risk-weighted positions (BIS risk positions, at
  period end, in EUR bn.)                             62       63       63        63       64       64       65        66
Average active equity                              7,531    7,098    7,263     7,008    6,569    6,795    6,861     6,649
Pre-tax return on average active equity               14%      16%      18%       16%      25%      21%      21%       16%
Underlying pre-tax return on average active
  equity                                              12%      15%      18%       16%      25%      22%      20%       22%
Invested assets(3) (at period end, in bn)            890      893      883       865      892      878      858       828

                                                  4Q2004 VS.  4Q2004 VS.     FY       FY       FY     FY2004 VS.
                                                    4Q2003      3Q2004      2002     2003     2004      FY2003
                                                  ----------  ----------  -------  -------  -------  -----------
   Portfolio/fund management                          (8)%        (1)%     2,733    2,615    2,526       (3)%
   Brokerage                                          20%         14%      1,512    1,591    1,659        4%
   Loan/deposit                                       (4)%        (2)%     2,425    2,330    2,358        1%
   Payments, account & remaining financial
   services                                           27%         20%        843      823      915       11%
   Other                                             (52)%         4%      1,986      858      571      (33)%
                                                                          -------  -------  -------
TOTAL NET REVENUES                                    (4)%         4%      9,499    8,217    8,030       (2)%
                                                                          -------  -------  -------
Therein: Total net interest and trading revenues     (19)%        (3)%     2,860    2,814    2,920        4%
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held
     for sale                                         N/M        (26)%      (511)     (51)      (8)     (85)%
   Policyholder benefits and claims(1)                N/M         89%       (685)     (21)     (50)     138%
                                                                          -------  -------  -------
Underlying revenues                                   (6)%         4%      8,304    8,145    7,973       (2)%
                                                                          -------  -------  -------
PROVISION FOR LOAN LOSSES                            (22)%        40%        224      325      264      (19)%
   Provision for off-balance sheet positions(2)       N/M         N/M         (1)      (3)      (1)     (66)%
                                                                          -------  -------  -------
Total provision for credit losses                    (19)%        43%        223      321      263      (18)%
                                                                          -------  -------  -------
TOTAL NONINTEREST EXPENSES                            (3)%        10%      8,081    6,731    6,378       (5)%
                                                                          -------  -------  -------
Therein: Severance payments                          (61)%       143%        136      395      101      (75)%
   Minority interest                                  N/M         N/M         32       15        1      (94)%
   Restructuring activities                           N/M         N/M        240       (1)      98       N/M
   Goodwill impairment / impairment of
     intangibles                                      N/M         N/M         --       --       19       N/M
   Policyholder benefits and claims(1)                N/M         89%        685       21       50      138%
   Provision for off-balance sheet positions(2)       N/M         N/M         (1)      (3)      (1)     (66)%
                                                                          -------  -------  -------
Operating cost base(1)                               (10)%         3%      7,125    6,699    6,212       (7)%
                                                                          -------  -------  -------
INCOME BEFORE INCOME TAXES                            (7)%       (28)%     1,195    1,162    1,387       19%
ADD (DEDUCT)                                      ----------  ----------  -------  -------  -------  -----------
   Net (gains) losses from businesses sold/held
     for sale                                         N/M        (26)%      (511)     (51)      (8)     (85)%
   Restructuring activities                           N/M         N/M        240       (1)      98       N/M
   Goodwill impairment / impairment of
     intangibles                                      N/M         N/M         --       --       19       N/M
                                                                          -------  -------  -------
Underlying pre-tax profit                             28%          6%        924    1,109    1,497       35%
                                                                          -------  -------  -------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)       (6)%        (0)%    39,864   35,173   33,045       (6)%
   Therein: Business divisions                        (0)%        (0)%    29,944   26,802   26,719       (0)%
   Therein: Infrastructure functions                 (24)%        (1)%     9,920    8,371    6,326      (24)%
Compensation and benefits                            (19)%        (4)%     3,945    3,753    3,280      (13)%
Non-compensation noninterest expenses                 17%         26%      4,135    2,978    3,099        4%
Non-compensation operating cost base                   1%         12%      3,179    2,947    2,933       (0)%
Cost/income ratio                                    1 ppt       5 ppt        85%      82%      79%    (3)ppt
Underlying cost/income ratio                        (3)ppt       0 ppt        86%      82%      78%    (4)ppt
Assets (at period end, in EUR bn.)                    (9)%                   109      125      114       (9)%
Risk-weighted positions (BIS risk positions, at
  period end, in EUR bn.)                              4%          1%         59       63       66        4%
Average active equity                                 (5)%        (3)%     7,266    7,225    6,718       (7)%
Pre-tax return on average active equity              0 ppt      (5)ppt        16%      16%      21%     5 ppt
Underlying pre-tax return on average active
  equity                                             6 ppt       2 ppt        13%      15%      22%     7 ppt
Invested assets(3) (at period end, in bn)             (4)%        (3)%     1,016      865      828       (4)%

(1) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

(2) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(3)   Numbers are restated for revised Invested Assets definition.

PRIVATE CLIENTS AND ASSET MANAGEMENT                        [DEUTSCHE BANK LOGO]
Asset and Wealth Management
(In EUR m.)

                                                   1Q      2Q      3Q       4Q      1Q      2Q      3Q       4Q
                                                  2003    2003    2003     2003    2004    2004    2004     2004
                                                 ------  ------  -------  ------  ------  ------  -------  ------
   Portfolio/fund management (AM)                  511     539     549      597     492     483     538      528
   Portfolio/fund management (PWM)                  70      68      67       76      77      81      69       73
                                                 ------  ------  -------  ------  ------  ------  -------  ------
Portfolio/fund management                          581     607     616      672     569     563     606      601
                                                 ------  ------  -------  ------  ------  ------  -------  ------
   Brokerage                                       153     159     183      159     187     158     155      168
   Loan/deposit                                     35      35      30       28      30      35      33       34
   Payments, account & remaining financial
   services                                          3       3       3        3       5       4       6        3
   Other                                           115      68     186      190     118      91      54       71
                                                 ------  ------  -------  ------  ------  ------  -------  ------
TOTAL NET REVENUES                                 886     873   1,017    1,053     909     852     854      877
                                                 ------  ------  -------  ------  ------  ------  -------  ------
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held
     for sale                                      (43)    (12)     (0)       0      --      --     (18)     (14)
   Policyholder benefits and claims(1)              (8)     (8)    (11)       6     (25)     (4)     (7)     (13)
                                                 ------  ------  -------  ------  ------  ------  -------  ------
Underlying revenues                                835     853   1,007    1,059     884     847     829      850
                                                 ------  ------  -------  ------  ------  ------  -------  ------
PROVISION FOR LOAN LOSSES                            3       2      (2)      (1)     (5)     (1)     (1)       1
   Provision for off-balance sheet positions(2)      0       1      (2)      (3)     (1)      0      (0)       0
                                                 ------  ------  -------  ------  ------  ------  -------  ------
Total provision for credit losses                    3       3      (4)      (3)     (5)     (0)     (2)       1
                                                 ------  ------  -------  ------  ------  ------  -------  ------
TOTAL NONINTEREST EXPENSES                         739     750     788      847     758     716     737      871
                                                 ------  ------  -------  ------  ------  ------  -------  ------
Therein: Severance payments                         11      25       7       36       7       9      13       22
   Minority interest                                 3       9      (0)       2       1       0       7       (8)
   Restructuring activities                         (0)      0      --       --      --      --      --       88
   Goodwill impairment / impairment of
     intangibles                                    --      --      --       --      --      --      --       19
   Policyholder benefits and claims(1)               8       8      11       (6)     25       4       7       13
   Provision for off-balance sheet positions(2)      0       1      (2)      (3)     (1)      0      (0)       0
                                                 ------  ------  -------  ------  ------  ------  -------  ------
Operating cost base                                728     732     779      854     733     711     723      758
                                                 ------  ------  -------  ------  ------  ------  -------  ------
INCOME BEFORE INCOME TAXES                         143     121     232      207     155     136     119        6
ADD (DEDUCT)                                     ------  ------  -------  ------  ------  ------  -------  ------
   Net (gains) losses from businesses sold/held
     for sale                                      (43)    (12)     (0)       0      --      --     (18)     (14)
   Restructuring activities                         (0)      0      --       --      --      --      --       88
   Goodwill impairment / impairment of
     intangibles                                    --      --      --       --      --      --      --       19
                                                 ------  ------  -------  ------  ------  ------  -------  ------
Underlying pre-tax profit                          101     108     231      207     155     136     100       99
                                                 ------  ------  -------  ------  ------  ------  -------  ------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)  8,446   8,212   8,162    8,149   8,186   8,106   8,113    8,121
Cost/income ratio                                   83%     86%     78%      81%     84%     84%     86%      99%
Underlying cost/income ratio                        87%     86%     77%      81%     83%     84%     87%      89%
Assets (at period end, in EUR bn.)                                           48                               35
Risk-weighted positions (BIS risk positions, at
  period end, in EUR bn.)                           12      13      13       12      12      11      12       11
Average active equity                            6,027   5,571   5,715    5,464   4,996   5,125   5,096    4,933
Pre-tax return on average active equity             10%      9%     16%      15%     12%     11%      9%       0%
Underlying pre-tax return on average active
  equity                                             7%      8%     16%      15%     12%     11%      8%       8%
Invested assets(3) (at period end, in bn)          747     746     736      715     742     728     709      679
   Invested assets AM (at period end, in bn)       606     598     586      567     590     575     561      536
   Invested assets PWM (at period end, in bn)      141     148     149      148     152     153     149      143

                                                 4Q2004 VS.  4Q2004 VS.    FY      FY      FY    FY2004 VS.
                                                   4Q2003      3Q2004     2002    2003    2004     FY2003
                                                 ----------  ----------  ------  ------  ------  ----------
   Portfolio/fund management (AM)                  (11)%        (2)%     2,165   2,195   2,040         (7)%
   Portfolio/fund management (PWM)                  (4)%         5%        341     281     300          7%
                                                                         ------  ------  ------
Portfolio/fund management                          (11)%        (1)%     2,506   2,476   2,339         (6)%
                                                                         ------  ------  ------
   Brokerage                                         5%          8%        677     654     668          2%
   Loan/deposit                                     20%          4%        167     128     132          3%
   Payments, account & remaining financial
   services                                         15%        (38)%         9      12      18         46%
   Other                                           (63)%        31%        366     559     334        (40)%
                                                                         ------  ------  ------
TOTAL NET REVENUES                                 (17)%         3%      3,724   3,830   3,491         (9)%
                                                                         ------  ------  ------
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held
     for sale                                       N/M        (24)%        (8)    (55)    (32)       (42)%
   Policyholder benefits and claims(1)              N/M         89%        (35)    (21)    (50)       138%
                                                                         ------  ------  ------
Underlying revenues                                (20)%         3%      3,682   3,754   3,410         (9)%
                                                                         ------  ------  ------
PROVISION FOR LOAN LOSSES                           N/M         N/M         23       2      (6)        N/M
   Provision for off-balance sheet positions(2)     N/M         N/M          0      (3)     (0)       (87)%
                                                                         ------  ------  ------
Total provision for credit losses                   N/M         N/M         23      (1)     (6)        N/M
                                                                         ------  ------  ------
TOTAL NONINTEREST EXPENSES                           3%         18%      3,304   3,125   3,082         (1)%
                                                                         ------  ------  ------
Therein: Severance payments                        (39)%        71%         86      78      51        (35)%
   Minority interest                                N/M         N/M         25      13       1        (94)%
   Restructuring activities                         N/M         N/M         (0)     (0)     88         N/M
   Goodwill impairment / impairment of
     intangibles                                    N/M         N/M         --      --      19         N/M
   Policyholder benefits and claims(1)              N/M         89%         35      21      50        138%
   Provision for off-balance sheet positions(2)     N/M         N/M          0      (3)     (0)       (87)%
                                                                         ------  ------  ------
Operating cost base                                (11)%         5%      3,245   3,094   2,925         (5)%
                                                                         ------  -----   -----
INCOME BEFORE INCOME TAXES                         (97)%       (95)%       397     702     415        (41)%
ADD (DEDUCT)                                       ----        ----      -----   -----   -----        ---
   Net (gains) losses from businesses sold/held
     for sale                                       N/M        (24)%        (8)    (55)    (32)       (42)%
   Restructuring activities                         N/M         N/M         (0)     (0)     88         N/M
   Goodwill impairment / impairment of
     intangibles                                    N/M         N/M         --      --      19         N/M
                                                                         ------  ------  ------
Underlying pre-tax profit                          (52)%        (2)%       389     647     490        (24)%
                                                                         ------  ------  ------

ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)     (0)%         0%      9,209   8,149   8,121         (0)%
Cost/income ratio                                  18 ppt      13 ppt       89%     82%     88%       6 ppt
Underlying cost/income ratio                        8 ppt       2 ppt       88%     82%     86%       4 ppt
Assets (at period end, in EUR bn.)                 (27)%                    38      48      35        (27)%
Risk-weighted positions (BIS risk positions, at
  period end, in EUR bn.)                           (6)%        (2)%        12      12      11         (6)%
Average active equity                              (10)%        (3)%     5,667   5,694   5,038        (12)%
Pre-tax return on average active equity            (15)ppt     (9)ppt        7%     12%      8%       (4)ppt
Underlying pre-tax return on average active
  equity                                           (7)ppt      0 ppt         7%     11%     10%       (1)ppt
Invested assets(3) (at period end, in bn)           (5)%        (4)%       869     715     679         (5)%
   Invested assets AM (at period end, in bn)        (5)%        (4)%       726     567     536         (5)%
   Invested assets PWM (at period end, in bn)       (4)%        (4)%       143     148     143         (4)%


(1) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

(2) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(3)   Numbers are restated for revised Invested Assets definition.

                                                            (DEUTSCHE BANK LOGO)

PRIVATE CLIENTS AND ASSET MANAGEMENT
Private & Business Clients
(In EUR m.)


                                                            1Q       2Q       3Q       4Q       1Q       2Q       3Q       4Q
                                                           2003     2003     2003     2003     2004     2004     2004     2004
                                                           ----     ----     ----     ----     ----     ----     ----     ----
  Portfolio/fund management                                  35       34       36       34       44       46       49       48
  Brokerage                                                 274      237      226      200      268      235      224      264
  Loan/deposit                                              561      541      525      574      559      561      560      546
  Payments, account & remaining financial services          187      198      214      212      194      210      223      270
  Other                                                      45      112       64       77       78       30       71       58
                                                         ------   ------   ------   ------   ------   ------   ------   ------
TOTAL NET REVENUES                                        1,103    1,123    1,065    1,097    1,143    1,082    1,126    1,187
                                                         ======   ======   ======   ======   ======   ======   ======   ======
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale      --       --       --        4       --       25       (0)       0
  Policyholder benefits and claims(1)                        --       --       --       --       --       --       --       --
                                                         ------   ------   ------   ------   ------   ------   ------   ------
Underlying revenues                                       1,103    1,123    1,065    1,100    1,143    1,107    1,126    1,187
                                                         ------   ------   ------   ------   ------   ------   ------   ------
PROVISION FOR LOAN LOSSES                                    95       72       55      101       69       67       57       77
  Provision for off-balance sheet positions(2)                0        1       (2)      (0)      (1)      (0)      (0)       0
                                                         ------   ------   ------   ------   ------   ------   ------   ------
Total provision for credit losses                            95       74       53      101       68       67       57       77
                                                         ======   ======   ======   ======   ======   ======   ======   ======
TOTAL NONINTEREST EXPENSES                                  880      888      916      923      820      796      825      855
                                                         ======   ======   ======   ======   ======   ======   ======   ======
Therein: Severance payments                                  25       96      102       94        9        5        8       28
  Minority interest                                           0        1        0        0       (0)       0       (0)       0
  Restructuring activities                                   (1)      (0)      --       --       --       --       --       10
  Goodwill impairment                                        --       --       --       --       --       --       --       --
  Policyholder benefits and claims(1)                        --       --       --       --       --       --       --       --
  Provision for off-balance sheet positions(2)                0        1       (2)      (0)      (1)      (0)      (0)       0
                                                         ------   ------   ------   ------   ------   ------   ------   ------
Operating cost base                                         880      885      917      924      821      796      826      845
                                                         ------   ------   ------   ------   ------   ------   ------   ------

INCOME BEFORE INCOME TAXES                                  128      163       95       72      255      219      244      255

ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale      --       --       --        4       --       25       (0)       0
  Restructuring activities                                   (1)      (0)      --       --       --       --       --       10
                                                         ------   ------   ------   ------   ------   ------   ------   ------
Underlying pre-tax profit                                   128      163       95       76      255      244      243      265
                                                         ------   ------   ------   ------   ------   ------   ------   ------

ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)          19,795   19,138   19,037   18,653   18,477   18,540   18,671   18,598
Cost/income ratio                                            80%      79%      86%      84%      72%      74%      73%      72%
Underlying cost/income ratio                                 80%      79%      86%      84%      72%      72%      73%      71%
Assets (at period end, in EUR bn.)                                                      78                                  79
Risk-weighted positions (BIS risk positions, at period
  end, in EUR bn.)                                           50       50       50       51       52       53       53       54
Average active equity                                     1,504    1,527    1,549    1,544    1,573    1,669    1,766    1,716
Pre-tax return on average active equity                      34%      43%      25%      19%      65%      53%      55%      59%
Underlying pre-tax return on average active equity           34%      43%      25%      20%      65%      58%      55%      62%
Invested assets(3) (at period end, in bn)                   143      147      147      150      150      150      148      150

                                                         4Q2004   4Q2004                              FY2004
                                                           VS.      VS.       FY       FY       FY      VS.
                                                         4Q2003   3Q2004     2002     2003     2004   FY2003
                                                         ------   ------     ----     ----     ----   ------
  Portfolio/fund management                               42%      (1)%       227      139      187    34%
  Brokerage                                               32%      18%        835      937      991     6%
  Loan/deposit                                            (5)%     (3)%     2,258    2,202    2,226     1%
  Payments, account & remaining financial services        28%      21%        834      811      898    11%
  Other                                                  (25)%    (17)%     1,620      299      237   (21)%
                                                                           ------   ------   ------
TOTAL NET REVENUES                                         8%       5%      5,775    4,388    4,539     3%
                                                                           ======   ======   ======
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale  (95)%    N/M        (503)       4       24   N/M
  Policyholder benefits and claims(1)                    N/M      N/M        (650)      --       --   N/M
                                                                           ------   ------   ------
Underlying revenues                                        8%       5%      4,622    4,391    4,563     4%
                                                                           ------   ------   ------
PROVISION FOR LOAN LOSSES                                (23)%     36%        201      322      270   (16)%
  Provision for off-balance sheet positions(2)           N/M      N/M          (1)      (1)      (1)   55%
                                                                           ------   ------   ------
Total provision for credit losses                        (23)%     36%        200      322      269   (16)%
                                                                           ======   ======   ======
TOTAL NONINTEREST EXPENSES                                (7)%      4%      4,777    3,606    3,296    (9)%
                                                                           ======   ======   ======
Therein: Severance payments                              (70)%    N/M          50      317       50   (84)%
  Minority interest                                      (57)%    N/M           7        2        0   (96)%
  Restructuring activities                               N/M      N/M         240       (1)      10   N/M
  Goodwill impairment                                    N/M      N/M          --       --       --   N/M
  Policyholder benefits and claims(1)                    N/M      N/M         650       --       --   N/M
  Provision for off-balance sheet positions(2)           N/M      N/M          (1)      (1)      (1)   55%
                                                                           ------   ------   ------
Operating cost base                                       (9)%      2%      3,880    3,605    3,287    (9)%
                                                                           ------   ------   ------

INCOME BEFORE INCOME TAXES                               252%       4%        797      459      973   112%

ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale  (95)%    N/M        (503)       4       24   N/M
  Restructuring activities                               N/M      N/M         240       (1)      10   N/M
                                                                           ------   ------   ------
Underlying pre-tax profit                                248%       9%        535      462    1,007   118%
                                                                           ------   ------   ------

ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)           (0)%     (0)%    20,735   18,653   18,598    (0)%
Cost/income ratio                                        (12)ppt   (1)ppt      83%      82%      73%   (9)ppt
Underlying cost/income ratio                             (13)ppt   (2)ppt      84%      82%      72%  (10)ppt
Assets (at period end, in EUR bn.)                         1%                  74       78       79     1%
Risk-weighted positions (BIS risk positions, at period
  end, in EUR bn.)                                         6%       1%         48       51       54     6%
Average active equity                                     11%      (3)%     1,599    1,531    1,681    10%
Pre-tax return on average active equity                   40 ppt    4 ppt      50%      30%      58%   28 ppt
Underlying pre-tax return on average active equity        42 ppt    7 ppt      33%      30%      60%   30 ppt
Invested assets(3) (at period end, in bn)                 (0)%      1%        148      150      150    (0)%


   1 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

   2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

   3  Numbers are restated for revised Invested Assets definition.

                                                            (DEUTSCHE BANK LOGO)

 CORPORATE INVESTMENTS
(In EUR m.)


                                                            1Q      2Q      3Q      4Q      1Q      2Q      3Q      4Q
                                                           2003    2003    2003    2003    2004    2004    2004    2004
                                                           ----    ----    ----    ----    ----    ----    ----    ----
NET REVENUES                                             (1,068)     80       8      60     158     276     119      68
Therein: Net interest and trading revenues                  (23)     54     (48)      7     (40)    180      (7)    (16)
ADD (DEDUCT)

  Net (gains) losses on securities available for
  sale/industrial holdings including hedging                392     (45)    (33)   (130)    (50)   (100)    (26)     (0)

  Significant equity pick-ups / net (gains) losses from
  investments(1)                                            715     169      38      16     (89)     57     (24)    (92)

  Net (gains) losses from businesses sold/held for sale      47      61      25       7     (22)     (8)     --      (7)
  Net (gains) losses on the sale of premises                 --      --      --     107      --      --     (51)     31
                                                         ------   -----   -----   -----   -----   -----   -----   -----
Underlying revenues                                          86     265      38      60      (3)    224      18      (1)
                                                         ------   -----   -----   -----   -----   -----   -----   -----

PROVISION FOR LOAN LOSSES                                    20       7       9       0       6       9       1       3
  Provision for off-balance sheet positions(2)                0      (1)     (1)     (0)      0      (0)      0       0
                                                         ------   -----   -----   -----   -----   -----   -----   -----
Total provision for credit losses                            20       6       8       0       6       9       1       3
                                                         ======   =====   =====   =====   =====   =====   =====   =====
TOTAL NONINTEREST EXPENSES                                  342     227      91     101      98      88      78     153
                                                         ======   =====   =====   =====   =====   =====   =====   =====
Therein: Severance payments                                   6      11      (1)      4       1      (1)      0       1
  Minority interest                                         (12)     (1)     (8)    (10)     (1)     (2)     (0)      1
  Restructuring activities                                   --      --      --      --      --      --      --       3
  Goodwill impairment                                       114      --      --      --      --      --      --      --
  Provision for off-balance sheet positions(2)                0      (1)     (1)     (0)      0      (0)      0       0
                                                         ------   -----   -----   -----   -----   -----   -----   -----
Operating Cost base                                         239     230     100     111      99      89      78     149
                                                         ------   -----   -----   -----   -----   -----   -----   -----

INCOME (LOSS) BEFORE INCOME TAXES                        (1,430)   (155)    (92)    (41)     54     179      41     (88)

ADD (DEDUCT)
  Net (gains) losses on securities available for
  sale/industrial holdings including hedging                392     (45)    (33)   (130)    (50)   (100)    (26)     (0)

  Significant equity pick-ups / net (gains) losses from
  investments(1)                                            715     169      38      16     (89)     57     (24)    (92)

  Net (gains) losses from businesses sold/held for sale      47      61      25       7     (22)     (8)     --      (7)
  Net (gains) losses on the sale of premises                 --      --      --     107      --      --     (51)     31
  Goodwill impairment                                       114      --      --      --      --      --      --      --
  Restructuring activities                                   --      --      --      --      --      --      --       3
                                                         ------   -----   -----   -----   -----   -----   -----   -----
Underlying pre-tax profit (loss)                           (162)     30     (62)    (42)   (107)    128     (61)   (154)
                                                         ------   -----   -----   -----   -----   -----   -----   -----

ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)             383     327     240     223      66      61        61      68
Compensation and benefits                                    36      53      15       6      18       7         6       9
Non-compensation noninterest expenses                       306     175      76      95      81      80        71     144
Non-compensation operating cost base                        204     177      85     105      81      82        71     140

Assets (at period end, in EUR bn.)                                                   19                                16
Risk-weighted positions (BIS risk positions, at period
  end, in EUR bn.)                                           18      17      14      13      12      11        11      10
Average active equity                                     6,156   4,990   4,358   4,095   3,956   4,031     3,935   3,809

                                                         4Q2004  4Q2004                            FY2004
                                                           VS.     VS.      FY       FY      FY      VS.
                                                         4Q2003  3Q2004    2002     2003    2004   FY2003
                                                         ------  ------    ----     ----    ----   ------
NET REVENUES                                               13%    (43)%   2,998     (921)    621   N/M
Therein: Net interest and trading revenues                N/M     143%      (31)     (11)    118   N/M
ADD (DEDUCT)

  Net (gains) losses on securities available for
  sale/industrial holdings including hedging             (100)%  (100)%  (3,659)     184    (176)  N/M

  Significant equity pick-ups / net (gains) losses from
  investments(1)                                          N/M     N/M     1,197      938    (148)  N/M

  Net (gains) losses from businesses sold/held for sale   N/M     N/M       (18)     141     (38)  N/M
  Net (gains) losses on the sale of premises              (71)%   N/M        --      107     (20)  N/M
                                                                         ------   ------   -----
Underlying revenues                                       N/M     N/M       518      448     238   (47)%
                                                                         ------   ------   -----

PROVISION FOR LOAN LOSSES                                 N/M     163%      155       36      19   (48)%
  Provision for off-balance sheet positions(2)            N/M     165%      (11)      (2)      0   N/M
                                                                         ------   ------   -----
Total provision for credit losses                         N/M     164%      144       35      19   (44)%
                                                                         ======   ======   =====
TOTAL NONINTEREST EXPENSES                                 51%     97%    1,282      761     416   (45)%
                                                                         ======   ======   =====
Therein: Severance payments                               (72)%   N/M        19       20       1   (93)%
  Minority interest                                       N/M     N/M         3      (31)     (1)  (95)%
  Restructuring activities                                N/M     N/M         1       --       3   N/M
  Goodwill impairment                                     N/M     N/M        62      114      --   N/M
  Provision for off-balance sheet positions(2)            N/M     165%      (11)      (2)      0   N/M
                                                                         ------   ------   -----
Operating Cost base                                        34%     92%    1,228      681     414   (39)%
                                                                         ------   ------   -----

INCOME (LOSS) BEFORE INCOME TAXES                         112%    N/M     1,561   (1,719)    185   N/M

ADD (DEDUCT)
  Net (gains) losses on securities available for
  sale/industrial holdings including hedging             (100)%  (100)%  (3,659)     184    (176)  N/M

  Significant equity pick-ups / net (gains) losses from
  investments(1)                                          N/M     N/M     1,197      938    (148)  N/M

  Net (gains) losses from businesses sold/held for sale   N/M     N/M       (18)     141     (38)  N/M
  Net (gains) losses on the sale of premises              (71)%   N/M        --      107     (20)  N/M
  Goodwill impairment                                     N/M     N/M        62      114      --   N/M
  Restructuring activities                                N/M     N/M         1       --       3   N/M
                                                                         ------   ------   -----
Underlying pre-tax profit (loss)                          N/M     153%     (857)    (236)   (194)  (18)%
                                                                         ------   ------   -----

ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)             (69)%    11%      663      223      68   (69)%
Compensation and benefits                                    48%     50%      453      110      40   (64)%
Non-compensation noninterest expenses                        51%    101%      829      651     376   (42)%
Non-compensation operating cost base                         33%     96%      775      571     374   (34)%

Assets (at period end, in EUR bn.)                          (13)%              27       19      16   (13)%
Risk-weighted positions (BIS risk positions, at period
  end, in EUR bn.)                                          (21)%    (3)%      19       13      10   (21)%
Average active equity                                        (7)%    (3)%   6,466    4,900   3,933   (20)%

   1 Includes net gains/losses from significant equity method investments and other significant investments.

   2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

                                                            (DEUTSCHE BANK LOGO)

CONSOLIDATION & ADJUSTMENTS
(In EUR m.)


                                                          1Q       2Q       3Q     4Q       1Q       2Q     3Q     4Q
                                                         2003     2003     2003   2003     2004     2004   2004   2004
                                                         ----     ----     ----   ----     ----     ----   ----   ----
NET REVENUES                                              (61)      95     (224)   (34)     (33)    (105)    97    (22)
Therein: Net interest and trading revenues               (158)     (31)       8     29      (18)     (54)   134     24
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale    --       --       --     --       --       --     --     --
  Policyholder benefits and claims(1)                     (20)     (29)     (26)   (14)     (25)     (24)   (23)   (20)
                                                         ----   ------   ------   ----   ------   ------   ----   ----
  Underlying revenues                                     (79)      67     (251)   (47)     (58)    (129)    74    (42)
                                                         ----   ------   ------   ----   ------   ------   ----   ----
PROVISION FOR LOAN LOSSES                                   0        0       (0)    (0)      (0)      (0)     0     (0)
  Provision for off-balance sheet positions(2)              0       (0)      (1)     1        0       (0)     0      0
                                                         ----   ------   ------   ----   ------   ------   ----   ----
Total provision for credit losses                           1        0       (1)     1        0       (0)     0     (0)
                                                         ----   ------   ------   ----   ------   ------   ----   ----
TOTAL NONINTEREST EXPENSES                                 (5)      15        9    (16)      34       36     51     (0)
                                                         ====   ======   ======   ====   ======   ======   ====   ====
Therein: Severance payments                                11        0        3     13        1        2      2      4
  Minority interest                                         0        0        1     (1)       1       (0)    (1)    (1)
  Restructuring activities                                 --       --       --     --       --       --     --     --
  Goodwill impairment                                      --       --       --     --       --       --     --     --
  Policyholder benefits and claims(1)                      20       29       26     14       25       24     23     20
  Provision for off-balance sheet positions(2)              0       (0)      (1)     1        0       (0)     0      0
                                                         ----   ------   ------   ----   ------   ------   ----   ----
Operating Cost base                                       (24)     (15)     (17)   (30)       8       12     28    (20)
                                                         ----   ------   ------   ----   ------   ------   ----   ----

INCOME (LOSS) BEFORE INCOME TAXES                         (56)      80     (233)   (17)     (67)    (141)    46    (21)

ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale    --       --       --     --       --       --     --     --
  Goodwill impairment                                      --       --       --     --       --       --     --     --
  Restructuring activities                                 --       --       --     --       --       --     --     --
                                                         ----   ------   ------   ----   ------   ------   ----   ----
Underlying pre-tax profit (loss)                          (56)      80     (233)   (17)     (67)    (141)    46    (21)
                                                         ----   ------   ------   ----   ------   ------   ----   ----

ADDITIONAL INFORMATION

Assets (at period end, in EUR bn.)                                                   8                               7
Risk-weighted positions (BIS risk positions, at period
  end, in EUR bn.)                                          3        2        2      2        2        1      2      2

Average active equity                                     501    2,127    1,108    496    2,244    1,606    825    389

                                                         4Q2004  4Q2004                           FY2004
                                                           VS.     VS.    FY       FY       FY      VS.
                                                         4Q2003  3Q2004  2002     2003     2004   FY2003
                                                         ------  ------  ----     ----     ----   ------
NET REVENUES                                              (35)%   N/M     253     (223)     (63)   (72)%
Therein: Net interest and trading revenues                (15)%   (82)%  (121)    (153)      87    N/M
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale   N/M     N/M     (42)      --       --    N/M
  Policyholder benefits and claims(1)                      46%    (13)%   (75)     (89)     (93)     5%
                                                                         ----   ------   ------
  Underlying revenues                                     (10)%   N/M     136     (312)    (156)   (50)%
                                                                         ----   ------   ------
PROVISION FOR LOAN LOSSES                                 (79)%   N/M      (1)       0       (0)   N/M
  Provision for off-balance sheet positions(2)           (100)%   (99)%    (1)       0        0    N/M
                                                                         ----   ------   ------
Total provision for credit losses                         N/M     N/M      (1)       0       (0)   N/M
                                                                         ----   ------   ------
TOTAL NONINTEREST EXPENSES                                (97)%   N/M     257        3      121    N/M
                                                                         ====   ======   ======
Therein: Severance payments                               (69)%    65%     55       27       10    (64)%
  Minority interest                                        95%    129%      2       (0)      (1)   N/M
  Restructuring activities                                N/M     N/M      --       --       --    N/M
  Goodwill impairment                                     N/M     N/M      --       --       --    N/M
  Policyholder benefits and claims(1)                      46%    (13)%    75       89       93      5%
  Provision for off-balance sheet positions(2)           (100)%   (99)%    (1)       0        0    N/M
                                                                         ----   ------   ------
Operating Cost base                                       (35)%   N/M     181      (86)      29    N/M
                                                                         ----   ------   ------

INCOME (LOSS) BEFORE INCOME TAXES                          28%    N/M      (3)    (225)    (184)   (18)%

ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale   N/M     N/M     (42)      --       --    N/M
  Goodwill impairment                                     N/M     N/M      --       --       --    N/M
  Restructuring activities                                N/M     N/M      --       --       --    N/M
                                                                         ----   ------   ------
Underlying pre-tax profit (loss)                           28%    N/M     (45)    (225)    (184)   (18)%
                                                                         ----   ------   ------

ADDITIONAL INFORMATION

Assets (at period end, in EUR bn.)                         (9)%             8        8        7     (9)%
Risk-weighted positions (BIS risk positions, at period
  end, in EUR bn.)                                          7%     (0)%     4        2        2      7%

Average active equity                                     (21)%   (53)%     2    1,057    1,265     20%

   1 Includes net gains/losses from significant equity method investments and other significant investments.

   2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

                                                            (DEUTSCHE BANK LOGO)

CREDIT RISK
(In EUR m.)


                                                      1Q       2Q        3Q        4Q        1Q        2Q        3Q        4Q
                                                    2003      2003      2003      2003      2004      2004      2004      2004
                                                   -------   -------   -------   -------   -------   -------   -------   -------
ALLOWANCES FOR ON-BALANCE SHEET POSITIONS
BALANCE, BEGINNING OF PERIOD                         4,317     3,915     3,883     3,432     3,281     3,030     2,816     2,623
                                                   -------   -------   -------   -------   -------   -------   -------   -------
Provision for loan losses                              380       340       174       219       123       155        83        11
NET CHARGE-OFFS                                       (602)     (298)     (589)     (238)     (396)     (370)     (261)     (215)
                                                   -------   -------   -------   -------   -------   -------   -------   -------
    Charge-offs                                       (633)     (329)     (646)     (286)     (429)     (408)     (301)     (256)
    Recoveries                                          31        31        57        48        33        38        40        42
Allowance related to acquisitions/divestitures        (104)       --         4        (5)        0         0         4         0
Foreign currency translation                           (76)      (74)      (40)     (127)       22         1       (19)      (74)
                                                   -------   -------   -------   -------   -------   -------   -------   -------
BALANCE, END OF PERIOD                               3,915     3,883     3,432     3,281     3,030     2,816     2,623     2,345
                                                   =======   =======   =======   =======   =======   =======   =======   =======



ALLOWANCES FOR OFF-BALANCE SHEET POSITIONS
BALANCE, BEGINNING OF PERIOD                           485       446       441       453       416       437       365       338
                                                   -------   -------   -------   -------   -------   -------   -------   -------
Provision for credit losses on lending-related         (30)       (7)       17       (30)       18       (72)      (24)       13
commitments
Allowance related to acquisitions/divestitures          (3)        7        (3)       --        --        --        --        --
Foreign currency translation                            (6)       (5)       (2)       (7)        3         0        (3)       (6)
                                                   -------   -------   -------   -------   -------   -------   -------   -------
BALANCE, END OF PERIOD                                 446       441       453       416       437       365       338       345
                                                   =======   =======   =======   =======   =======   =======   =======   =======



TOTAL PROVISION FOR CREDIT LOSSES (1,2)                350       333       191       189       141        83        58        24




TOTAL PROBLEM LOANS (AT PERIOD END)                  9,311     8,385     7,249     6,623     6,280     5,858     5,446     4,835

Nonaccrual loans                                     8,489     7,667     6,680     6,042     5,814     5,438     5,069     4,499
Loans 90 days or more past due and still accruing      619       490       367       380       354       334       288       247
Troubled debt restructurings                           203       227       202       201       112        86        89        89

TOTAL LOANS (AT PERIOD END)                            171       165       166       148       149       145       140       139

DEDUCT
Allowances for loan losses                           3,915     3,883     3,432     3,281     3,030     2,816     2,623     2,345

TOTAL LOANS NET (AT PERIOD END)                        168       161       162       145       146       142       137       136

                                                    2004 VS.    2004 VS.     FY        FY        FY      2004 VS.
                                                      2003       2004       2002      2003      2004      2003
                                                     -------    -------    -------   -------   -------   -------
ALLOWANCES FOR ON-BALANCE SHEET POSITIONS
BALANCE, BEGINNING OF PERIOD                             (24)%       (7)%    5,585     4,317     3,281       (24)%
                                                                           -------   -------   -------
Provision for loan losses                                (95)%      (87)%    2,091     1,113       372       (67)%
NET CHARGE-OFFS                                          (10)%      (18)%   (2,616)   (1,727)   (1,242)      (28)%
                                                                           -------   -------   -------
    Charge-offs                                          (10)%      (15)%   (2,728)   (1,894)   (1,394)      (26)%
    Recoveries                                           (13)%        5 %      112       167       152        (9)%
Allowance related to acquisitions/divestitures           N/M        N/M       (421)     (105)        3       N/M
Foreign currency translation                             (42)%      N/M       (322)     (317)      (69)      (78)%
                                                                           -------   -------   -------
BALANCE, END OF PERIOD                                   (29)%      (11)%    4,317     3,281     2,345       (29)%
                                                                           =======   =======   =======



ALLOWANCES FOR OFF-BALANCE SHEET POSITIONS
BALANCE, BEGINNING OF PERIOD                             (25)%       (7)%      496       485       416       (14)%
                                                                           -------   -------   -------
Provision for credit losses on lending-related           N/M        N/M         17       (50)      (65)       30 %
commitments
Allowance related to acquisitions/divestitures           N/M        N/M        (11)        1        --       N/M
Foreign currency translation                             (14)%      100%       (17)      (20)       (6)      (70)%
                                                                           -------   -------   -------
BALANCE, END OF PERIOD                                   (17)%        2%       485       416       345       (17)%
                                                                           =======   =======   =======



TOTAL PROVISION FOR CREDIT LOSSES (1,2)                  (87)%      (58)%    2,108     1,063       307       (71)%




TOTAL PROBLEM LOANS (AT PERIOD END)                      (27)%      (11)%   10,799     6,623     4,835       (27)%

Nonaccrual loans                                         (26)%      (11)%   10,098     6,042     4,499       (26)%
Loans 90 days or more past due and still accruing        (35)%      (14)%      509       380       247       (35)%
Troubled debt restructurings                             (56)%        0 %      192       201        89       (56)%

TOTAL LOANS (AT PERIOD END)                               (6)%       (1)%      172       148       139        (6)%

DEDUCT
Allowances for loan losses                               (29)%      (11)%    4,317     3,281     2,345       (29)%

TOTAL LOANS NET (AT PERIOD END)                           (6)%       (1)%      167       145       136        (6)%


1 Includes provision for loan losses and provision for credit losses on lending-related commitments.

2 FY 2002 includes EUR 200 m provisions due to change in measurement of other inherent loss allowance.

                                                            (DEUTSCHE BANK LOGO)

REGULATORY CAPITAL AND MARKET RISK
(In EUR m.)


                                               MAR 31,     JUN 30,      SEP 30,      DEC 31,      MAR 31,      JUN 30,      SEP 30,
                                                2003        2003         2003         2003         2004         2004         2004
                                                ----        ----         ----         ----         ----         ----         ----
CAPITAL ACCORDING TO BIS
Tier I                                         22,936       23,205       21,560      21,618       22,146       20,931       19,910
Tier II                                         8,433        8,528        8,333       8,253        9,042        9,413        9,905
Tier III                                           --           --           --          --           --           --           --
                                               ------       ------       ------      ------       ------       ------       ------
Total regulatory capital                       31,369       31,733       29,893      29,871       31,188       30,344       29,815

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS
BIS risk position (in EUR bn.)                    239          232          226         216          219          223          218
BIS capital ratio (Tier I + II + III)            13.1%        13.7%        13.2%       13.9%        14.2%        13.6%        13.7%
BIS core capital ratio (Tier I)                   9.6%        10.0%         9.5%       10.0%        10.1%         9.4%         9.2%

VALUE-AT-RISK 1
Value-at-risk                                    39.8         50.9         71.9        60.0         75.5         87.6         67.9
Minimum value-at-risk 2                          32.3         32.3         32.3        32.3         54.5         54.5         54.5
Maximum value-at-risk 2                          50.2         54.9         71.9        72.1         83.7         97.9         97.9
Average value-at-risk 2                          37.3         39.6         43.7        48.4         66.9         74.1         73.9

                                                DEC 31,  DEC 31, 2004 VS.  DEC 31,2004 VS.   DEC 31,    DEC 31,     DEC 31,
                                                 2004      DEC 31, 2003     SEP 30, 2004      2002       2003        2004
                                                 ----      ------------     ------------      ----       ----        ----
CAPITAL ACCORDING TO BIS
Tier I                                          18,800        (13)%            (6)%         22,742       21,618     18,800
Tier II                                          9,885         20 %            (0)%          7,120        8,253      9,885
Tier III                                            --        N/M             N/M              --           --         --
                                                ------                                      ------       ------     ------
Total regulatory capital                        28,685         (4)%            (4)%         29,862       29,871     28,685

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS
BIS risk position (in EUR bn.)                     217        0.6 %          (0.2)%           237          216        217
BIS capital ratio (Tier I + II + III)             13.2%      (0.7)ppt        (0.5)ppt        12.6%        13.9%      13.2%
BIS core capital ratio (Tier I)                    8.7%      (1.3)ppt        (0.5)ppt         9.6%        10.0%       8.7%

VALUE-AT-RISK 1
Value-at-risk                                     66.3         10 %            (2)%          32.9         60.0       66.3
Minimum value-at-risk 2                           54.5         69 %             0 %          29.4         32.3       54.5
Maximum value-at-risk 2                           97.9         36 %             0 %          88.9         72.1       97.9
Average value-at-risk 2                           71.6         48 %            (3)%          42.4         48.4       71.6



1 All figures for 1-day holding period, 99% confidence level (CIB trading units only).

2 Amounts refer to the time period between January 1st and the respective end of the quarter.

                                                            (DEUTSCHE BANK LOGO)

DEFINITIONS OF CERTAIN FINANCIAL MEASURES

In our presentation of results, we use the following terms with the following meanings:


UNDERLYING REVENUES: Net revenues less specific revenue items as referred to in the respective tables, net of policyholder benefits and claims (reclassified from noninterest expenses).

TOTAL PROVISION FOR CREDIT LOSSES: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses), less change in measurement of other inherent loss allowance.

OPERATING COST BASE: Noninterest expenses less restructuring activities, goodwill impairment, impairment of intangibles minority interest, policyholder benefits and claims (reclassified to underlying revenues) and provision for off-balance sheet positions (reclassified to provision for credit losses).

UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill / intangibles impairment, and specific revenues items as referred to in the respective tables. Note that UNDERLYING PRE-TAX PROFIT also equals UNDERLYING REVENUES, less OPERATING COST BASE, TOTAL PROVISION FOR CREDIT LOSSES and minority interest (which is excluded from the calculation of operating cost base).

AVERAGE ACTIVE EQUITY: The portion of adjusted average shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.


Cost ratios:

COST/INCOME RATIO: Total noninterest expenses as a percentage of total net revenues.

UNDERLYING COST/INCOME RATIO: Operating cost base as a percentage of underlying revenues.

COMPENSATION RATIO: Compensation and benefits as a percentage of total net revenues.

UNDERLYING COMPENSATION RATIO: Compensation and benefits as a percentage of underlying revenues.

NON-COMPENSATION RATIO: Non-compensation noninterest expenses as a percentage of total net revenues.

UNDERLYING NON-COMPENSATION RATIO: Non-compensation operating cost base as a percentage of underlying revenues.

                                                            (DEUTSCHE BANK LOGO)

DEFINITIONS OF CERTAIN FINANCIAL MEASURES


Profitability ratios:

RETURN ON AVERAGE SHAREHOLDERS' EQUITY (POST-TAX): Net income (loss) (annualized) as a percentage of average shareholders' equity.

ADJUSTED RETURN ON AVERAGE ACTIVE EQUITY (POST-TAX): Net income (loss) less the reversal of 1999/2000 credit for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as percentage of average active equity.

PRE-TAX RETURN ON AVERAGE SHAREHOLDERS' EQUITY: Income before income taxes (annualized) as a percentage of average shareholders' equity.

PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY: Income before income taxes (annualized) as a percentage of average active equity.

PRE-TAX UNDERLYING RETURN ON AVERAGE ACTIVE EQUITY: Underlying pre-tax profit (annualized) as a percentage of average active equity.

EQUITY TURNOVER (BASED ON AVERAGE SHAREHOLDERS' EQUITY): Net revenues (annualized) as a percentage of average shareholders' equity.

EQUITY TURNOVER (BASED ON AVERAGE ACTIVE EQUITY): Net revenues (annualized) as a percentage of average active equity.

UNDERLYING EQUITY TURNOVER (BASED ON AVERAGE ACTIVE EQUITY): Underlying revenues (annualized) as a percentage of average active equity.

PROFIT MARGIN: Income before income taxes as a percentage of net revenue.

UNDERLYING PROFIT MARGIN: Underlying pre-tax profit as a percentage of underlying revenues.


The ratios based on average active equity should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Management uses these measures as part of the internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the Group and its business segments and period-to-period trends. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results.


N/M - Not meaningful

ppt - percentage points